UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number: **001-40620**

BUILDERS FIRSTSOURCE, INC.

(Exact name of registrant as specified in its charter)

Delaware	**52-2084569**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
6031 Connection Drive, Suite 400 **Irving, Texas**	**75039**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(214) 880-3500

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
Common stock, par value $0.01 per share	BLDR	New York Stock Exchange NYSE Texas

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☑   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   Yes ☐   No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes ☑   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☑   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).   Yes ☐   No ☑

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of June 30, 2025, was approximately $12.6 billion based on the closing price per share on that date of $116.69 as reported on the New York Stock Exchange.

The number of shares of the registrant's common stock, par value $0.01, outstanding as of February 11, 2026, was 110,605,069.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for its annual meeting of stockholders to be held on May 14, 2026, are incorporated by reference into Part II and Part III of this Form 10-K.

BUILDERS FIRSTSOURCE, INC.
Table of Contents to Form 10-K

Item 1. *Business*

CAUTIONARY STATEMENT

Statements in this report and the schedules hereto that are not purely historical facts or that necessarily depend upon future events, including statements about expected market share gains, forecasted financial performance, industry and business outlook or other statements about anticipations, beliefs, expectations, hopes, intentions or strategies for the future, may be forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Readers are cautioned not to place undue reliance on forward-looking statements. In addition, oral statements made by the Company's directors, officers and employees to the investor and analyst communities, media representatives and others, depending upon their nature, may also constitute forward-looking statements. All forward-looking statements are based upon currently available information and the Company's current assumptions, expectations and projections about future events. Forward-looking statements are by nature inherently uncertain, and actual results or events may differ materially from the results or events described in the forward-looking statements as a result of many factors. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Forward-looking statements involve risks and uncertainties, many of which are beyond the Company's control or may be currently unknown to the Company, that could cause actual events or results to differ materially from the events or results described in the forward-looking statements; such risks or uncertainties include those related to the Company's growth strategies, including acquisitions, organic growth and digital and technology strategies, including the Company's ability to drive growth by incorporating artificial intelligence and machine learning solutions into its platform, or the dependence of the Company's revenues and operating results on, among other things, the homebuilding industry and, to a lesser extent, repair and remodel activity, which in each case is dependent on economic conditions, including inflation, interest rates, home size and affordability, consumer confidence, labor and supply shortages, tariffs and duties and also lumber and other commodity prices, which may be impacted by changes in tariffs and duties. The Company may not succeed in addressing these and other risks. Further information regarding the risk factors that could affect the Company's financial and other results can be found in Item 1A of this annual report on Form 10-K and may also be described from time to time in the other reports the Company files with the Securities and Exchange Commission ("SEC"). Consequently, all forward-looking statements in this report are qualified by the factors, risks and uncertainties contained therein.

OVERVIEW

We are a leading provider of building materials for professional builders in new residential construction and repair and remodeling. We deliver integrated homebuilding solutions by manufacturing, supplying, and installing a full range of structural and related building products. The Company operates approximately 585 locations in 43 states across the United States ("U.S."), which are internally organized into geographic operating divisions. Due to the similar economic characteristics, categories of products, distribution methods and customers, our operating divisions are aggregated into one reportable segment.

Our leading network of strategically located manufacturing facilities produces factory-built roof and floor trusses, wall panels, vinyl windows, custom millwork and trim, manufactured and semi-custom modular homes, as well as engineered wood that we design and cut specifically for each home. We also assemble interior and exterior doors into pre-hung units for easy installation. Additionally, we distribute a wide range of building products, including lumber, sheet goods, windows, doors, millwork, and specialty items. Our services, which vary by market, include professional installation, turnkey framing, and shell construction. Supported by the latest construction innovations and digital solutions, we help drive greater efficiency across homebuilding.

Builders FirstSource, Inc. is a Delaware corporation formed in 1998 as BSL Holdings, Inc. On October 13, 1999, our name changed to Builders FirstSource, Inc. Our common stock is dual listed on the New York Stock Exchange ("NYSE") and the NYSE Texas, Inc. (the "NYSE Texas") under the trading symbol "BLDR". The listing and trading of the common stock on the NYSE Texas commenced on August 12, 2025.

OUR INDUSTRY

We operate in the professional segment ("Pro Segment") of the U.S. residential building products supply market. Customers in the Pro Segment primarily include production and custom homebuilders, remodeling contractors, and multi-family builders. The industry remains highly fragmented with competition from large national dealers, specialty dealers, large building supply retailers, regional and local material distributors and smaller privately owned suppliers, truss manufacturers and lumberyards. As such, the industry presents significant opportunities for growth and attractive acquisition opportunities.

The residential building products industry is driven by the level of activity in both the U.S. residential new construction market and the U.S. residential repair and remodeling market. Growth within these markets is linked to a number of key factors, including demographic trends, housing demand, housing trends including the size of new homes, interest rates, employment levels, availability of credit, foreclosure rates, consumer confidence, the availability of qualified tradesmen, and the state of the economy in general.

The residential building products industry is characterized by several key trends, including greater utilization of manufactured components, an expanding role of the distributor in providing turn-key services and a consolidation of suppliers by homebuilders, as described in more detail below. Additionally, there is increasing interest in using digital solutions to help drive end-to-end efficiencies throughout the construction industry.

- *Prefabricated components*: Compared to conventional "stick-build" construction where builders cut and assemble lumber at the job site with their own labor, prefabricated components are engineered in an offsite location using specialized equipment and labor. This outsourced task allows for optimal material usage, lower overall labor costs and improved quality of structural elements. In addition, using prefabricated components typically results in faster construction because fabrication can be automated and performed more systematically. As such, we believe there is a long-term trend towards increased use of prefabricated components by homebuilders.

- *Turn-key services*: Many homebuilders have taken a more limited role in the homebuilding process and have outsourced certain key elements of the construction process, including process management, product selection, order input, scheduling, framing and installation. As such, we believe that many homebuilders are increasingly looking to suppliers in the Pro Segment to perform these critical functions, resulting in greater demand for integrated project services.

- *Consolidation of suppliers by homebuilders*: We believe that homebuilders are increasingly looking to consolidate their supplier base. Many homebuilders are seeking a more strategic relationship with suppliers that are able to offer a broad range of products and services and, as a result, are allocating a greater share of wallet to a select number of larger, full-service suppliers.

OUR CUSTOMERS

We serve a broad customer base across the U.S. We have a diverse geographic footprint, as we have operations in 48 of the top 50 and 94 of the top 100 U.S. Core Based Statistical Areas ("CBSAs"), which include Metropolitan Statistical Areas and Micropolitan Statistical Areas, as ranked by single family housing permits based on available 2025 U.S. Census data. Given the local nature of our business, we have historically and will continue to locate our facilities in close proximity to our key customers and co-locate multiple operations in one facility to improve efficiency.

We have a diversified customer base, ranging from large production builders to small custom homebuilders, as well as multi-family builders, repair and remodeling contractors and light commercial contractors. For the year ended December 31, 2025, our top 10 customers accounted for 14% of net sales, with our largest customer accounting for 4% of net sales. Our largest customers are comprised primarily of the largest national production homebuilders, including D.R. Horton, Inc., Lennar Corporation, Pulte Homes, Inc., Toll Brothers Inc, and Meritage Homes.

In addition to the largest production homebuilders, we also service and supply regional production and local custom homebuilders as well as repair and remodeling contractors and multi-family builders. These customers require high levels of service and a broad product offering. Our sales team works closely with the designers on a day-to-day basis in order to ensure the appropriate products are identified, ordered or produced and delivered on time to the building site. To account for these increased service costs, pricing in the industry is tied to the level of service provided and the volumes purchased. Servicing a broad range of homebuilders, including single-family and multi-family builders, and remodeling contractors allows us to more effectively manage market conditions that may have an outsized adverse impact on a specific customer segment.

OUR PRODUCTS AND SERVICES

We group our building products and services into four product categories:

Manufactured Products. Manufactured products are factory-built substitutes for job-site framing and include wood floor and roof trusses, wall panels, and engineered wood that we design, cut, and assemble for each home. Manufactured products also include our proprietary whole-house framing solution, Ready-Frame®, which designs, pre-cuts, labels, and bundles lumber into customized framing packages, saving builders both time and money and improving job-site safety. Our manufactured products allow builders to build higher quality homes more efficiently and produce less waste. Roof trusses, floor trusses, and wall panels are built in a factory-controlled environment. Engineered floors and beams are cut to the required size and packaged for the given application at many of our locations. Without manufactured products, builders construct these items on-site, where weather and variable labor quality can negatively impact construction cost, quality and installation time. In addition, engineered wood beams have greater structural strength than conventional framing materials, allowing builders to frame houses with more open space creating a wider variety of house designs. Engineered wood floors and open-web floor trusses are also stronger and straighter than conventionally framed floors. Some products in this category are constructed using lumber and lumber sheet goods, therefore this category does have limited exposure to commodity price fluctuations. We also produce a broad range of manufactured and semi-custom modular homes, built in a temperature-controlled facility under our Pine Grove Homes and Pleasant Valley Homes brand names. We maintain a broad portfolio of manufactured housing plans including ranch, community, and single-section homes, which can range from 1,000 square feet to approximately 2,000 square feet. Currently, the majority of these manufactured homes are constructed in accordance with the regulations and rules of the U.S. Department of Housing and Urban Development ("HUD"). Our semi-custom modular homes include ranch, cape, chalet, and colonial home types, with can range from 1,000 square feet to approximately 2,500 square feet.

Windows, Doors and Millwork. Windows and doors are comprised of the manufacturing, assembly and distribution of windows, and the assembly and distribution of interior and exterior door units. We manufacture a portion of the vinyl windows that we distribute in our Houston, Texas plant which allows us to supply builders, primarily in the Texas market, with cost-competitive products. Our pre-hung interior and exterior doors consist of a door slab with hinges and door jambs attached, reducing on-site installation time and providing higher quality finished door units than those constructed on-site. These products typically require a high degree of product knowledge and training to sell. Millwork includes interior trim and custom features, including those that we manufacture under the Synboard® brand name. Synboard is produced from extruded PVC and offers several advantages over traditional wood features, such as greater durability and no ongoing maintenance, such as periodic caulking and painting.

Specialty Building Products and Services. Specialty building products and services consist of various products, including vinyl, composite and wood siding, exterior trim, metal studs, cement, roofing, insulation, wallboard, ceilings, cabinets and hardware. This category also includes services such as turn-key framing, shell construction, design assistance and professional installation of products spanning all of our product categories. We provide professional installation and turn-key services as a solution for our homebuilder customers. Through our installation services program, we help homebuilders realize efficiencies through improved scheduling, resulting in reduced cycle time and better cost controls. By utilizing an energy efficiency software program, we also assist homebuilders in designing energy efficient homes in order to meet increasingly stringent energy rating requirements. Upgrading to our premium windows, doors, and insulating products can reduce overall cost to the homebuilder by minimizing costs of the required heating/cooling system. We work closely with the homebuilder to select the appropriate mix of our products to meet current and forthcoming energy codes. We believe these services require scale, capital and sophistication that smaller competitors do not possess. We also offer software products through our Paradigm subsidiary, including drafting, estimating, quoting, and virtual home design services, which provide software solutions to retailers, distributors, manufacturers and homebuilders that help them boost sales, reduce costs, and become more competitive. We believe that the homebuilding and remodeling industries are increasingly adopting digital solutions and that we are well-positioned to take advantage of these trends because of our scale and continuous investments in digital technologies through our Paradigm business.

Lumber and Lumber Sheet Goods. Lumber and lumber sheet goods include dimensional lumber, plywood and oriented strand board ("OSB") products used in on-site house framing. The products in this category are highly sensitive to fluctuations in market prices for such commodities.

We compete in a highly competitive and fragmented marketplace. We believe our integrated approach and scale allow us to compete effectively through our comprehensive product lines, prefabricated components and value-added services, combined with the knowledge of our integrated sales force to enable our homebuilder customers to complete construction more quickly, with higher quality and at a lower cost. While we expect these benefits to be particularly valuable to our customers in market environments characterized by labor shortages and sourcing challenges, we expect such benefits will also be increasingly valued and demanded by our customers operating under normal market conditions.

MANUFACTURING

Our manufacturing facilities utilize industry leading technology and high-quality materials to improve product quality, increase efficiency, reduce lead times and minimize production errors. We manufacture products within two of our product categories: manufactured products, and windows, doors and millwork.

Manufactured Products — Trusses and Wall Panels. Truss and wall panel production has two steps — design and fabrication. Each house requires its own set of designed shop drawings, which vary by builder type between production and custom builders. Production builders use prototype house plans as they replicate houses. These house plans may be minimally modified to suit individual customer demand. We maintain an electronic master file of trusses and wall panels for each builder's prototype houses. For custom builders, the components are designed individually for each house. We download the shop drawings from our design department to computerized saws. We assemble the cut lumber to form roof trusses, floor trusses or wall panels, before shipping the finished components by house to the job site. In addition, we offer our Ready-Frame® framing system which uses specialty software to calculate project-specific lumber needs to provide pre-cut and labeled packages delivered and ready to assemble on the job site.

Manufactured Products — Engineered Wood. As with trusses and wall panels, engineered wood components have design and fabrication steps. We design engineered wood floors using a master filing system similar to the truss and wall panel system. Engineered wood beams are designed to ensure the beam will be structurally sound in the given application. After the design phase, a printed layout is generated. We use this layout to cut the engineered wood to the required length and assemble all of the components into a house package. We design and fabricate engineered wood at many of our distribution locations.

Custom Millwork. Our manufactured custom millwork consists primarily of interior and exterior pre-hung door systems, intricate interior and exterior mouldings, custom and premium windows, finish hardware, stair parts, mantels and columns units.

Windows. We manufacture a full line of traditional vinyl windows at a manufacturing facility located in Houston, Texas. The process begins by purchasing vinyl lineal extrusions. We cut these extrusions to size and join them together to form the window frame and sash. We then purchase sheet glass and cut it to size. We combine two pieces of identically shaped glass with a sealing compound to create a glass unit with improved insulating capability. We then insert the sealed glass unit and glaze it into the window frame and sash. The unit is completed when we install a balance to operate the window and add a lock to secure the window in a closed position.

Pre-hung Doors. We manufacture pre-hung interior and exterior doors at many of our locations. We insert door slabs and pre-cut door jambs into a door machine, which bores holes into the doors for the door hardware and applies the jambs and hinges to the door slab. We then apply the casing that frames interior doors at a separate station. Exterior doors do not have a casing, and instead may have sidelights applied to the sides of the door, a transom attached over the top of the door unit and a door sill applied to the threshold.

OUR STRATEGY

By pursuing the Company's clear strategic pillars as outlined below, we intend to build on our advantaged market position to create value for our shareholders by increasing profits and net cash flow generation, while making us a more valuable partner to our customers. The resulting cash flow should provide meaningful opportunities for increased investment in organic and acquisitive growth that preserves our balance sheet strength, grows our return on invested capital and returns capital to our shareholders.

Organic Growth of Value-added Products and Services

Maximize our share of wallet by capturing above-market growth in our higher margin value-added products. We believe our national manufacturing footprint and differentiated capabilities will allow us to capture growth in our higher margin value-added products, including trusses, wall panels and millwork. We believe our value-added products address the growing demand for ways to build homes more efficiently, addressing labor constraints and rising costs. We plan to accelerate this growth by further expanding our national manufacturing footprint to serve locations that do not currently have adequate access to these higher margin products. By focusing on our differentiated platform and broad product mix, we are able to offer a complete array of products and services that would otherwise need to be sourced from various distributors, providing us an opportunity to capture a greater share of wallet. This operational platform often will make us a preferred distributor for large-scale national homebuilders as well as local and custom homebuilders looking for more efficient ways to build a home. We have also made significant investments in digital solutions that we believe position us to take advantage of long-term digitization trends in the homebuilding and remodel industries. We believe that customers continue to place an increased value on these capabilities, which further differentiates us from our competitors.

Leverage our competitive strengths to capitalize on housing market share. We intend to leverage our core business strengths including local market presence, national footprint, unmatched scale in manufacturing capability, breadth of product portfolio, and end market exposure to expand our sales and profit margins. Our customers continue to emphasize the importance of local access, competitive pricing, a broad product portfolio, sales force knowledge, labor-saving manufactured products, on-site services and overall "ease of use" with their building products suppliers. Our comprehensive product offering, experienced sales force, strong strategic vendor relationships, location coverage in important markets, and tenured senior management team position us well to capitalize on demand in the new home construction market and the repair and remodel segment. Our large delivery fleet, professional drivers, well-positioned locations, and comprehensive inventory management enable us to provide "just-in-time" product delivery, ensuring a smoother and faster production cycle for the homebuilder. Our comprehensive network of products, services and facilities provides a strategically advantaged service model which enhances our value to our customers and provides a strong platform to drive growth. We have also expanded our operational footprint in the multi-family and light commercial markets to position us for further growth in these end markets.

Invest in Innovation and Drive Operational Excellence

Optimize our highly scalable cost structure with operational excellence initiatives. We continue to focus on standardizing and automating processes and technology-based workflows to minimize costs, streamline our operations and enhance working capital efficiency. We are implementing operational excellence initiatives that are designed to further improve efficiency, as well as customer service. These initiatives, including distribution and logistics, pricing and margin management, back-office efficiencies, customer integration and systems-enabled process improvements, should yield significant cost savings. The scope and scale of our existing infrastructure, customer base, and logistical capabilities mean that improvements in efficiency, when replicated across our network, can yield substantial profit margin expansion.

Continue to Build our High-Performing Culture

We remain focused on putting our people first. Our team members are a critical resource, and every single one plays a meaningful role in our success. Strengthening talent acquisition, development, and retention ensures we continue to attract and grow the skilled workforce that drives our business forward. Our team members represent the Company every day in the communities we serve, and their commitment to serving our customers is a fundamental component of our performance. We are equally committed to their well‑being, supported by a robust environmental, health, and safety program designed to deliver world‑class safety results and ensure everyone returns home safely. In addition, we have developed programs and put processes in place to help progress our team members' careers, such as our annual talent week and our Leadership Development Program that focuses on meeting the team member where they are in their development. We strive to maintain a performance-based culture.

Corporate social responsibility ("CSR") strategy. We are also committed to making informed choices that improve our corporate governance, financial strength, operational efficiency, environmental stewardship, community engagement and resource management. Consistent with our core values, our goal is to be recognized by our customers as the preferred supplier, by our employees as a safe, and respectful workplace, by the industry as being at the forefront of innovation, by our stakeholders as an ethical company, and by the communities in which we serve as a good corporate citizen. We recognize that the environmental sustainability of our products is important to us and to our customers. We prioritize purchasing and supplying sustainable wood products led by the Sustainable Forestry Initiative. Helping homebuilders become more productive, more efficient and safer is fundamental to what we do, and we are passionate about building this future together.

Disciplined Capital Allocation

Pursue strategic acquisitions. The highly fragmented nature of the Pro Segment of the U.S. residential new construction building products supply market presents substantial acquisition opportunities. Our long-term acquisition strategy is focused on pursuing potential acquisitions that present opportunities to add manufacturing capabilities in a relatively short period of time, or that provide opportunities to advance our position in desirable geographies or key product segments. We believe that our proven operating model can be successfully adapted to these markets and where homebuilders, many of whom we currently serve elsewhere, would value our broad product and service offering, professional expertise, and superior customer service. When entering a new market, our strategy is to acquire market-leading distributors and subsequently expand their product offerings or add manufacturing facilities while integrating their operations into our centralized platform. This strategy allows us to quickly achieve the scale required to better serve our customers and leverage existing customer relationships in the local market. Our management has shown the capability to effectively and efficiently integrate newly acquired businesses, increase productivity, and drive value. We have successfully integrated over 80 acquisitions since 1998, including the company-transforming BMC and ProBuild transactions.

Consistent capital allocation priorities. In addition to our acquisition strategy, we continue to focus on disciplined capital allocation to drive value creation. We actively monitor our working capital to align our needs with market demand signals and the size of our top-line. We allocate capital to opportunities that we believe maximize returns on investment, including value-added products, digital solutions, and automation. Additionally, our focus remains on maintaining a strong balance sheet, with a low net leverage ratio, providing multiple paths for capital deployment, including returning excess capital to shareholders through opportunistic share repurchases at an attractive long-term cost basis.

SALES AND MARKETING

We seek to attract and retain customers through exceptional customer service, leading product quality, broad product and service offerings, and competitive pricing. This strategy is centered on building and maintaining strong customer relationships rather than traditional marketing and advertising. We strive to add value for the homebuilders through shorter lead times, lower total project costs, faster project completion and higher quality. We believe by executing this strategy we will continue to generate new business.

Our experienced, locally focused sales force is at the core of our sales effort. This sales effort involves deploying salespeople who are skilled in housing construction to meet with a homebuilder's construction superintendent, local purchasing agent, or local executive with the goal of becoming their primary product supplier. If selected by the homebuilder, the salesperson and his or her team review blueprints for the contracted homes and advise the homebuilder in areas, such as opportunities for cost reduction, increased energy efficiencies, and regional aesthetic preferences. Next, the team determines the specific package of products that are needed to complete the project and schedules a sequence of site deliveries. Our large delivery fleet and comprehensive inventory management systems enable us to provide "just-in-time" product delivery, ensuring a smoother and faster production cycle for the homebuilder. Throughout the construction process, the salesperson makes frequent site visits to ensure timely delivery and proper installation, and to make suggestions for efficiency improvements. We believe this level of service is highly valued by our customers and generates significant customer loyalty. At December 31, 2025, we employed approximately 2,700 sales representatives, who are generally paid a commission based on gross margin dollars collected, and worked with approximately 2,550 sales coordinators and product specialists.

MATERIALS AND SUPPLIER RELATIONSHIPS

We purchase inventory primarily for distribution, some of which is also utilized in our manufacturing plants. The key materials we purchase include dimensional lumber, OSB and plywood, engineered wood, windows, doors, millwork, and siding. Our largest suppliers are national companies such as Boise Cascade Company, Weyerhaeuser Company, West Fraser Timber Co. Ltd., Specialty Building Products, James Hardie Industries plc, and Mitek Industries Inc. We believe marketplace supply allows us to competitively source most of our requirements without reliance on any particular supplier and that our diversity of suppliers affords us purchasing flexibility. Due to our centralized procurement platform for commodity wood products and corporate oversight of purchasing programs, we believe we are able to maximize the advantages of both our and our suppliers' broad geographic footprints and negotiate purchases across multiple markets to achieve more favorable contracts with respect to price, terms of sale, and supply. Additionally, for certain customers, we institute purchasing programs on commodity wood products, such as OSB and lumber to align portions of our procurement costs with our customer pricing commitments. We balance our OSB and lumber purchases with a mix of contract and spot market purchases to ensure a consistent supply of products necessary to fulfill customer contracts, to source products at the lowest possible cost, and to minimize our exposure to the volatility of commodity lumber prices.

We currently source products from thousands of suppliers in order to reduce our dependence on any single company and to maximize purchasing leverage. While our largest single supplier represents only 8% of our total materials purchases for the year ended December 31, 2025, we believe we are one of the largest customers for many suppliers, and therefore have significant purchasing leverage. We have found that using multiple suppliers ensures a stable source of products and the best purchasing terms as the suppliers compete to gain and maintain our business.

We maintain strong relationships with our suppliers, and we believe opportunities exist to improve purchasing terms in the future, including inventory storage or "just-in-time" delivery to reduce our inventory carrying costs. We will continue to pursue additional procurement cost savings which would further enhance our margins and cash flow.

COMPETITION

We have and will continue to experience robust competition for homebuilder business due to the highly fragmented nature of the Pro Segment and the relatively low costs of entry into the market. We face competition from other large national dealers that focus on the Pro Segment, including U.S. LBM, 84 Lumber and Carter Lumber; specialty dealers; regional and local building supplies dealers; single and multi-site lumber yards; framing contractors; component manufacturers, including UFP Construction and Stark Truss; and millwork operators, such as American Cedar and Millwork, and Western Pacific. The Home Depot, Inc., through its acquisitions of SRS Distribution Inc. and GMS Inc., and Lowe's Companies Inc., through its acquisition of Foundation Building Materials, continue to reposition themselves to gain market share in the Pro Segment. We believe that we have competitive advantages over our competitors due to our subject matter expertise, long-standing customer relationships, local market knowledge, competitive pricing, superior service, broad product offering, and large-scale procurement capabilities. We cultivate long-term relationships with professional builders and work to retain our customers by delivering a full range of high-quality products on time, and offering trade credit, competitive pricing and integrated service and product packages, such as turn-key framing and shell construction, as well as manufactured components and installation. We believe that our local market knowledge, strong customer relationships, superior service, and operational efficiencies allow us to cost-effectively supply our customers, which both enhances profitability and reduces the risk of losing customers to competitors. There are also several competitors who are developing digital solutions for the homebuilding industry that may compete with our existing digital tools suite. We believe that our scale and continuous investments in digital technologies through our Paradigm business uniquely position us to transform our industry through the deployment of our digital solutions.

HUMAN CAPITAL

At December 31, 2025, we had approximately 28,000 employees. Less than 1% of employees are covered by collective bargaining agreements, and we believe we have generally good relations with these labor unions. Employee levels are managed to align with the pace of business, and management believes it has sufficient human capital to operate its business successfully.

Our people are the key to our success and to our continued focus on delivering exceptional customer service and innovative solutions. In managing our human capital, our goal is to ensure team member safety, growth, and development in a team-based environment. By participating in regular surveys and focus groups, we place a strong emphasis on enhancing and increasing the retention and engagement level of our team members. Key areas of the Company's human capital focus include the following:

Workplace Health and Safety

We care about our team members and anyone who enters our workplace. We strive to have a strong environmental, health and safety program that focuses on implementing policies and training programs. We also perform self-audits and site visits by our Internal Audit department to ensure our team members follow best practices and leave their workplace safely, every day. Over the past several years, we have developed and implemented programs designed to promote workplace safety, with the goal of reducing the frequency and severity of employee injuries. We review and monitor our performance closely by updating our executive team monthly on progress.

During 2025, our experience and continued focus on workplace safety enabled us to preserve business continuity without sacrificing our commitment to keeping our team members and workplace visitors safe. We aim to reduce lost time and recordable injuries each year, and in 2025, our Total Recordable Incident Rate remained flat as compared to 2024 and still near historic lows following nine consecutive years of significant improvement. Our long‑term trend continues to reflect meaningful progress driven by stronger safety practices, enhanced training, and increased field engagement. We remain committed to continuous improvement and maintaining a safe work environment for all team members.

We also broadly provide accessible safety training to our employees in a number of formats to accommodate the learner's style, pace, location, and access to technology.

Respectful Workplace Culture

Our team members are the face of the Company to our customers and the communities in which we operate. Their contributions in serving our customers are a fundamental component in our success, and every single team member makes a difference.

Our Company strives to foster a culture that encourages collaboration, flexibility and fairness to enable all team members to perform at their best. We are committed to enhancing our efforts to promote a respectful environment across all aspects of our organization, including providing equal opportunities for professional development and advancement based solely on merit. To further these efforts, we conduct both in-person and online training through our online learning management system. We continue to promote greater awareness, strengthen communication, and reinforce our cultural expectations through our Corporate Inclusion Council and other Company-wide initiatives.

We had record participation in our annual employee engagement survey, demonstrating our team's willingness to share feedback regarding the Company's workplace experience. The survey results showed that our team members feel supported professionally, with a positive connection to their workplace, and strong confidence in company leadership. Feedback further illustrates that our team supports our priorities of improving communication throughout the organization, and our continued emphasis on creating clear and supported career paths for our team members.

Learning and Development

In order to attract and retain top talent, we provide several resources in a variety of formats that promote the ongoing learning and development of our team members. We invest in comprehensive leadership development programs designed to cultivate the critical capabilities essential for driving organizational success and delivering long-term shareholder value. Our curriculum focuses on high-impact competencies, including effective communication, trust-building, and performance coaching, alongside the visionary leadership required to navigate change with resilience. Furthermore, we provide training in conflict resolution, developmental feedback, and sound decision-making, as well as values-based interviewing to ensure talent alignment. Through these strategic efforts, we enhance leadership effectiveness and sustain a high-performing culture. Complementing these programs, we continue to invest in accessible learning resources through our online learning management system. Our digital catalog includes approximately 20,000 courses available to all team members.

INFORMATION TECHNOLOGY SYSTEMS

Our operations are dependent upon our information technology systems, which encompass all of our major business functions. Our primary enterprise resource planning ("ERP") systems, which we currently use for operations representing the majority of our sales, are proprietary systems that have been highly customized by our computer programmers. The materials required for thousands of standard builder plans are stored by the systems for rapid quoting or order entry. Hundreds of price lists are maintained on hundreds of thousands of Stock Keeping Units ("SKUs"), facilitating rapid price changes in a changing product cost environment. A customer's order can be tracked at each stage of the process, and billing can be customized to reduce a customer's administrative costs and payment speed.

We have developed a proprietary program for use in our component plants. This software reviews product designs for errors, schedules the plants and provides the data used to measure plant efficiency. In addition, we have purchased several software products that have been integrated with our primary ERP system. These programs assist in various aspects of our business, such as analyzing blueprints, generating material lists, purchasing lumber products at the lowest cost, delivery management, resource planning and scheduling, and financial planning and analysis.

In 2022, we announced the decision to move the Company to a new ERP system. During 2025, we implemented the new ERP system in two pilot markets, and successfully converted our centralized finance and accounting functions, as well as our internal and external financial reporting. We expect the ERP system to require continued design, build, configuration and testing, followed by several years of deployment across our broad network of operating sites. As part of this transformation, we intend to utilize technology-enabled opportunities to enhance our operating model and transform our business, creating further value for all our stakeholders.

We have a customized financial reporting system that consolidates financial, sales and workforce data from our ERP systems and our human resource information system, delivering standardized enterprise key performance indicators. This technology platform provides management with robust corporate and location level performance management by leveraging standardized metrics and analytics allowing us to plan, track and report performance and compensation measures.

SEASONALITY AND OTHER FACTORS

Our first and fourth quarters have historically been, and are generally expected to continue to be, adversely affected by weather causing reduced construction activity during these quarters. In addition, quarterly results historically have reflected, and are expected to continue to reflect, fluctuations from period to period arising from the following:

- The cyclical nature of the homebuilding industry;
- General economic conditions in the markets in which we compete;
- The volatility of lumber prices;
- The pricing policies of our competitors;
- Disruptions in our supply chain; and
- The production schedules of our customers.

The composition and level of working capital typically change during periods of increasing sales as we carry more inventory and receivables. Working capital levels typically increase in the first and second quarters of the year due to higher sales during the peak residential construction season. These increases may result in negative operating cash flows during this peak season, which historically have been financed through available cash and borrowing availability under credit facilities. Generally, collection of receivables and reduction in inventory levels following the peak building and construction season positively impact cash flow.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Exchange Act, and in accordance therewith, we file reports, proxy and information statements and other information with the SEC. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy and information statements and other information and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available, free of charge, through the investor relations section of our website under the links to "Financials." Our website is www.bldr.com. Reports are available on our website free of charge as soon as reasonably practicable after we electronically file them with, or furnish them to, the SEC. In addition, our officers and directors file with the SEC initial statements of beneficial ownership and statements of change in beneficial ownership of our securities, which are also available on our website at the same location. We are not including this or any other information on our website as a part of, nor incorporating it by reference into, this Form 10-K or any of our other SEC filings.

In addition to our website, the SEC maintains an internet site that contains our reports, proxy and information statements, and other information that we electronically file with, or furnish to, the SEC at www.sec.gov.

Item 1A. *Risk Factors*

Risks associated with our business, any investment in our securities, and with achieving the forward-looking statements contained in this report or in our news releases, websites, public filings, investor and analyst conferences or elsewhere, include the risk factors described below. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. Any of these risks, whether known or unknown, could cause our actual results to differ materially from expectations and could have a material adverse effect on our business, financial condition or results of operations, and we may not succeed in addressing these challenges and risks. You should read these Risk Factors in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Item 7 and our consolidated financial statements and related notes in Item 8.

Industry Risks

The industry in which we operate is dependent upon the residential homebuilding industry, as well as the U.S. economy, the credit markets and other important factors.

The building products industry is highly dependent on new home and multi-family construction as well as repair and remodel, which in turn are dependent upon a number of factors, outside of our control, including interest rates, consumer confidence, employment rates, foreclosure rates, housing inventory levels and occupancy, housing demand and the health of the U.S. economy and mortgage markets. Unfavorable changes in demographics, credit markets, including rising mortgage and other interest rates, consumer confidence, household incomes, inflation, housing affordability, or housing inventory levels and occupancy, or a weakening of the U.S. economy or of any regional or local economy in which we operate could adversely affect consumer spending, result in decreased demand for our products, and adversely affect our business. Production of new homes and multi-family buildings may also decline because of shortages of qualified tradesmen, reliance on inadequately capitalized builders and sub-contractors, shortages of suitable building lots and material, and lack of financing or more expensive financing available to homebuilders. In addition, the building industry is subject to various local, state, and federal statutes, ordinances, and regulations concerning zoning, building design and safety, construction, energy and water conservation and similar matters, including regulations that impose restrictive zoning and density requirements in order to limit the number of homes that can be built within the boundaries of a particular area or in order to maintain certain areas as primarily or exclusively residential. Regulatory restrictions may increase our customers' operating expenses and limit the availability of suitable building lots for our customers, which could negatively affect our sales and earnings. Because we have substantial fixed costs, relatively modest declines in our customers' production levels could have a significant adverse effect on our financial condition, operating results and cash flows.

The building supply industry is subject to cyclical market pressures.

Prices of building products are subject to fluctuations arising from changes in supply and demand, national and international economic conditions, including inflation and interest rates, labor costs, competition, market speculation, government regulation, and trade policies, as well as from periodic delays in the delivery of lumber and other products, all of which are outside our control. The prices of wood products directly affect our sales and earnings. In particular, low prices for wood products over a sustained period can adversely affect our financial condition, operating results and cash flows. Our lumber and lumber sheet goods product category represented 26% of total net sales for the year ended December 31, 2025. As such, if lumber or structural panel prices were to significantly decline from current levels, our sales and profits could be negatively affected. We have limited ability to manage the timing and amount of pricing changes for building products. In addition, the supply of building products fluctuates based on available manufacturing capacity. Excess capacity in the industry can result in significant declines in prices for those building products, often within a short period of time. Such price fluctuations can adversely affect our financial condition, operating results and cash flows.

In addition, the building products industry is cyclical in nature. An economic downturn in the homebuilding industry could have an adverse effect on our operating results, financial condition or cash flows. We are not able to predict the timing, severity or duration of any future downturns in the housing market.

Our industry is highly fragmented and competitive, and increased competitive pressure may adversely affect our results.

The building products supply industry is highly fragmented and competitive. We face, and will continue to face, significant competition from local, regional and other national building materials chains, large retailers that provide products to retail consumers and small builders, as well as from privately-owned single site enterprises and new entrants into the market, due to the low barrier to, and cost of, entry. Any of these competitors may (i) foresee the course of market development more accurately than we do, (ii) develop products that are superior to our products, (iii) have the ability to produce or supply similar products at a lower cost, (iv) develop stronger relationships with local homebuilders or commercial builders, (v) adapt more quickly to evolving customer preferences or requirements, or (vi) more effectively adopt and utilize new or emerging technologies, including data analytics, automation and artificial intelligence than we do. As a result, we may not be able to compete successfully with them. In addition, home center retailers, which have historically concentrated their sales efforts on retail consumers and small contractors, have expanded their efforts into the professional homebuilder market in recent years, including through the use of enhanced e-commerce offerings and acquisitions, and may continue to intensify these efforts in the future. Furthermore, certain product manufacturers sell and distribute their products directly to production homebuilders or commercial builders, and the volume of such direct sales could increase in the future. Additionally, manufacturers of products distributed by us may elect to sell and distribute directly to homebuilders or commercial builders in the future or enter into exclusive supplier arrangements with other distributors. Consolidation of production homebuilders or commercial builders may result in increased competition for their business. Finally, we may not be able to maintain our operating costs or product prices at a level sufficiently low for us to compete effectively. If we are unable to compete effectively, our financial condition, operating results and cash flows may be adversely affected.

Homebuyer demand may shift towards smaller homes creating fluctuations in demand for our products.

Home affordability can be a key driver in demand for our products, and home prices have increased meaningfully over the past several years. Home affordability is influenced by a number of economic factors, such as the level of employment, consumer confidence, consumer income, supply of houses, the availability of financing and interest rates. Changes in the inventory of available homes as well as economic factors relative to home prices may result in homes becoming less affordable. Furthermore, consumer preferences could shift to smaller homes in the future. This could cause homebuyer demand to soften or shift substantially which could have an adverse impact on our financial condition, operating results and cash flows if we are unable to respond to the new market demands effectively.

A range of factors may make our quarterly revenues, earnings and cash flows variable.

We have historically experienced, and in the future will continue to experience, variability in revenues, earnings and cash flows on a quarterly basis. The factors expected to contribute to this variability include, among others: (i) the volatility of prices of lumber, wood products and other building products, (ii) the cyclical nature of the homebuilding industry, (iii) general economic conditions in the markets that we serve, (iv) the intense competition in the industry, including expansion and growth strategies by competitors, (v) the production schedules of our customers and suppliers, (vi) the effects of the weather and (vii) labor costs, labor shortages and available capacity to meet customer demand for our products. These factors, among others, make it difficult to project our operating results and cash flows on a consistent basis, which may affect the price of our stock.

Operational and Strategic Risks

We may be unable to successfully implement our growth strategy, which includes increasing sales of our prefabricated components and other value-added products, pursuing strategic acquisitions, opening new facilities, implementing operational excellence, pursuing digitization opportunities and initiatives, and maintaining a balanced debt level.

Our long-term strategy depends in part on growing our sales of prefabricated components and other value-added products, increasing our market share, and implementing various initiatives to increase our operational efficiency, improve our margins, optimize our pricing strategies, and streamline the customer experience. If any of these initiatives are not successful, or require extensive investment, our growth may be limited, and we may be unable to achieve or maintain expected levels of growth and profitability.

Our long-term business plan also provides for continued growth through strategic acquisitions and organic growth through the construction of new facilities or the expansion of existing facilities. Failure to identify and acquire suitable acquisition candidates on appropriate terms could have a material adverse effect on our growth strategy. Moreover, our liquidity position, or the requirements of our debt instruments could prevent us from obtaining the capital required to effect new acquisitions or expand our existing facilities. Our failure to make successful acquisitions or to build or expand needed facilities, including manufacturing facilities, produce saleable product, or meet customer demand in a timely manner could adversely affect our financial condition, operating results, and cash flows.

A negative impact on our financial condition, operating results and cash flows, or our decision to invest in strategic acquisitions or new facilities, could adversely affect our ability to maintain a balanced debt level.

Furthermore, we have made significant investments, and intend to continue to invest, in technology solutions designed to increase the efficiency of the homebuilding process. There is no guarantee that such solutions will be effective, will be adopted by our customers, will be able to compete with alternative technology solutions, including from start-up and more well-established technology companies or our competitors, or that we will realize the anticipated benefits from our investments in these solutions. As a result, we may suffer losses on these investments or lose market share if competing technology solutions are more widely adopted than the technology solutions we are developing.

We have consummated a number of strategic acquisitions as part of our growth strategy and intend to continue to pursue strategic acquisitions in the future as part of our growth strategy. Strategic acquisitions involve risks and if we are unable to realize the anticipated benefits of these transactions or identify suitable acquisition candidates in the future, our growth, financial condition and results of operations could be materially and adversely affected.

Strategic acquisitions are an important part of our growth strategy, and we seek to identify attractive acquisition opportunities that we believe will be accretive and result in increased sales and earnings before interest, taxes, depreciation and amortization ("EBITDA"), cost savings, synergies and various other benefits. Assessing the viability and realizing the benefits of these transactions is subject to significant uncertainty. While we seek to mitigate risks and liabilities of these transactions through due diligence to identify valuation issues and potential loss contingencies and to negotiate transaction terms, there may be risks and liabilities that our due diligence efforts do not discover, that are not accurately or completely disclosed to us or that we inadequately assess. Additionally, the evaluation and consummation of strategic transactions is a time-consuming and costly process that can divert resources away from our operations and result in the incurrence of meaningful transaction expenses. Furthermore, multiples for acquisition targets have generally increased over the past few years, and we face increased competition from other acquirors for attractive acquisition opportunities. As a result, we may not be able to consummate acquisitions on favorable terms, if at all. We may also not be able to obtain necessary approvals, including regulatory or shareholder approvals, to consummate acquisitions. An inability to continue to identify and consummate attractive acquisitions could adversely affect our growth.

If we complete an acquisition, we need to successfully integrate the target company's products, services, associates and systems into our business operations in order to realize the anticipated benefits from an acquisition. Integration can be a complex and time-consuming process, and if the integration is not fully successful or is delayed for a material period of time, we may not achieve the anticipated synergies or benefits of the acquisition. Although we have been successful in the past with the integration of numerous acquisitions, we may not be able to successfully integrate the operations of any future acquired businesses with our own in an efficient and cost-effective manner or without significant disruption to our or the acquired companies' existing operations. Furthermore, even if a target company is successfully integrated, an acquisition may fail to further our business strategy as anticipated, expose us to increased competition or challenges with respect to our products or services, and expose us to additional liabilities. Any impairment of goodwill or other intangible assets acquired in a strategic transaction may reduce our earnings. Moreover, acquisitions involve significant risks and uncertainties, including uncertainties as to the future financial performance of the acquired business, the achievement of expected synergies, difficulties integrating acquired personnel and corporate cultures into our business, the potential loss of key employees, customers or suppliers, difficulties in integrating different computer and accounting systems, exposure to unforeseen liabilities of acquired companies and the diversion of management attention and resources from existing operations. We may be unable to successfully complete potential acquisitions due to multiple factors, such as issues related to regulatory review of the proposed transactions. We may also be required to incur additional debt or issue additional shares of our common stock in order to consummate acquisitions in the future. Potential new debt may be substantial and may limit our flexibility in using our cash flow from operations. The issuance of new shares of our common stock could dilute the equity value of our existing stockholders. Our failure to fully integrate future acquired businesses effectively or to manage other consequences of our acquisitions, including increased indebtedness, could prevent us from remaining competitive and, ultimately, could adversely affect our financial condition, operating results and cash flows.

We are subject to competitive pricing pressure from our customers.

Production homebuilders and multi-family builders historically have exerted and will continue to exert significant pressure on their outside suppliers, including on us, to keep prices low because of their market share and their ability to leverage such market share in the highly fragmented building products supply industry. Given this pricing pressure, we may not be able to pass along price increases for lumber, wood products, other building products, or related labor costs to our customers, which could impact our margins. In addition, continued consolidation among production homebuilders or multi-family and commercial builders, or changes in such builders' purchasing policies or payment practices, could result in additional pricing pressure, and our financial condition, operating results and cash flows may be adversely affected.

Furthermore, in periods of economic downturn these pricing pressures tend to increase. As a result, we may face heightened pricing pressures in the event of an economic downturn, and our financial condition, operating results and cash flows may be adversely affected.

The loss of any of our significant customers or a reduction in the quantity of products they purchase could affect our financial health.

Our ten largest customers generated 14% of our net sales for the year ended December 31, 2025. We cannot guarantee that we will maintain or improve our relationships with these customers or that we will supply these customers at historical levels. Moreover, in the event of any downturn, some of our homebuilder customers may exit or severely curtail building activity in certain of our markets.

In addition, production homebuilders, multi-family builders and other customers may: (i) seek to purchase some of the products that we currently sell directly from manufacturers, (ii) elect to establish their own building products manufacturing and distribution facilities or (iii) give advantages to manufacturing or distribution intermediaries in which they have an economic stake. Continued consolidation among production homebuilders could also result in a loss of some of our present customers to our competitors. The loss of one or more of our significant customers or deterioration in our relations with any of them could significantly affect our financial condition, operating results and cash flows. Furthermore, our customers are not required to purchase any minimum quantity of product from us. The contracts into which we have entered with most of our professional customers typically provide that we supply particular products or services for a certain period of time when and if ordered by the customer. Should our customers purchase our products in significantly lower quantities than they have in the past, such decreased purchases could have a material adverse effect on our financial condition, operating results and cash flows.

Product shortages, loss of key suppliers, and our dependence on third-party suppliers and manufacturers could affect our financial health.

Our ability to offer a wide variety of products to our customers is dependent upon our ability to obtain adequate product supply from manufacturers and other suppliers. Historically, our products were obtainable from various sources and in sufficient quantities. However, the loss of, or an ongoing substantial decrease in the availability of products from our suppliers or the loss of key supplier arrangements could adversely impact our financial condition, operating results, and cash flows.

Although in many instances we have agreements with our suppliers, these agreements are generally terminable by either party on limited notice. Failure by our suppliers to continue to supply us with products on commercially reasonable terms, or at all, could put pressure on our operating margins or have a material adverse effect on our financial condition, operating results and cash flows. Short-term changes in the cost of these materials, some of which are subject to significant fluctuations, are oftentimes, but not always, passed on to our customers. Our delayed ability to pass on material price increases to our customers could adversely impact our financial condition, operating results and cash flows.

Furthermore, the inability of our suppliers to meet our supply needs in a timely manner or our quality standards could cause delays to delivery date requirements of our customers. Such failures could result in the cancellation of orders, customers' refusal to accept deliveries, a reduction in purchase prices, and ultimately, termination of customer relationships, any of which could have a material adverse effect on our business, financial condition, results of operations and liquidity. In that case, we may be required to seek alternative sources of materials or products. Our inability to identify and secure alternative sources of supply could have a material and adverse effect on our ability to satisfy customer orders. While we have largely been able to manage these supply chain disruptions to date, there is no guarantee that we will be able to do so in the future.

Failure to attract and retain our key employees may adversely impact our ability to successfully execute our business strategies.

Our success depends in part on our ability to attract, hire, train and retain qualified managerial, operational, sales and other personnel. We face significant competition for these employees in our industry and from other industries. We may be unsuccessful in attracting and retaining the personnel we require to conduct and expand our operations successfully. In addition, key personnel may leave us and compete against us. Our success also depends to a significant extent on the continued service of our senior management team and key operations personnel. We may be unsuccessful in replacing key managers or operations personnel who either resign or retire. The loss of any member of our senior management team or other experienced senior employees could impair our ability to execute our business plan, result in operational disruptions, cause us to lose customers and reduce our net sales, or lead to employee morale problems and/or the loss of other key employees. In any such event, our financial condition, operating results and cash flows could be adversely affected.

In addition, continued competition for non-management employees has resulted in higher labor costs and labor shortages at our facilities. Consequently, we may continue to face higher operating expenses and may lose revenue opportunities if we lack capacity to meet customer demands due to labor shortages. While only a small percentage of our workforce is unionized, there can be no assurance that additional employees will not conduct union organization campaigns or become union members in the future, and a failure to renew existing collective bargaining agreements on favorable terms could lead to further labor shortages and higher labor costs.

We may be adversely affected by any disruption in our respective information technology systems.

Our operations are dependent upon our information technology systems, which encompass all of our major business functions. We are currently implementing a new ERP system and there is no guarantee that such implementation will be successful or that we will not experience disruptions in connection with the new ERP system. Many of our legacy ERP systems are proprietary systems that have been highly customized by our computer programmers. Our centralized financial reporting system currently draws data from our ERP systems. We rely upon our information technology systems to run critical accounting and financial information systems, process receivables, manage and replenish inventory, fill and ship customer orders on a timely basis, and coordinate our sales activities across all products and services. A substantial disruption in our information technology systems for any prolonged time period could result in problems and delays in generating critical financial and operational information, processing receivables, receiving inventory and supplies and filling customer orders. These disruptions could adversely affect our operating results as well as our customer service and relationships. Our systems, or those of our significant customers or suppliers, might be damaged or interrupted by natural or man-made events or by computer viruses, physical or electronic break-ins, or similar disruptions affecting the global Internet.

In addition, we rely on a number of third-party service providers to execute certain business processes and maintain certain information technology systems and infrastructure, and any breach of security or disruption in their systems could impair our ability to operate effectively. Such disruptions, delays, problems, or associated costs relating to our systems or those of our significant customers, suppliers or third-party providers could have a material adverse effect on our financial condition, operating results and cash flows.

Furthermore, advances in computer and software capabilities, encryption technology, and other discoveries increase the complexity of our technological environment, including how each interacts with our various software platforms. Such advances could delay or hinder our ability to process transactions or could compromise the integrity of our data, resulting in a material adverse impact on our financial condition and results of operations. The risk of system disruption is increased when significant system changes are undertaken. If we fail to timely integrate and update our information technology systems and processes, including our new ERP system, we may fail to realize the cost savings or operational benefits anticipated to be derived from these initiatives.

We are subject to cybersecurity risks and expect to incur increasing costs in an effort to minimize those risks.

Our business employs systems that allow for the secure storage and transmission of customers', vendors' and employees' proprietary information. Security breaches could expose us to a risk of loss or misuse of this information, litigation and potential liability. We may not have the resources or technical sophistication to anticipate or prevent rapidly evolving types of cyber-attacks. Any compromise of our security could result in a violation of applicable privacy and other laws, significant legal and financial exposure, damage to our reputation and a loss of confidence in our security measures, which could harm our business. The regulatory environment related to information security and privacy is increasingly rigorous, with new and constantly changing requirements applicable to our business, and compliance with those requirements could result in additional costs. Our computer systems have been, and will likely continue to be, subjected to computer viruses or other malicious codes, unauthorized access attempts and cyber- or phishing-attacks. Additionally, we may be impacted by intrusions or failures of critical infrastructure such as the power grid or communications systems. These events could compromise our and our customers' and suppliers' confidential information, impede or interrupt our business operations, and could result in other negative consequences, including remediation costs, loss of revenue, litigation and reputational damage. While we have not experienced any material losses relating to cyber-attacks or other information security breaches to date, we have been the subject of attempted hacking and cyber-attacks, and there can be no assurance that we will not suffer such significant losses in the future. As cyber-attacks become more sophisticated, we expect to incur increasing costs to strengthen our systems from outside intrusions. While we have implemented administrative and technical controls and have taken other preventive actions, such as deploying company-wide cybersecurity training and conducting threat simulations to reduce the risk of cyber incidents and protect our information technology, they may be insufficient to prevent physical and electronic break-ins, cyber-attacks or other security breaches to our computer systems.

Changes in our customer or product sales mix affect our operating results.

Our operating results vary according to the amount and type of products we sell to each of our primary customer types: single-family homebuilders, remodeling contractors, and multi-family, commercial and other contractors. Gross margins on sales to single-family, multi-family, commercial and other contractors vary based on a variety of factors, including the purchase volumes of the individual customer, the mix of products sold to that customer, the cost to serve that customer, the size and selling price of the project being constructed and the number of upgrades added to the project before or during its construction.

We generate significant business from the large single-family homebuilders; however, our gross margins on sales to them tend to be lower than our gross margins on sales to other market segments. A shift in our sales mix towards the larger homebuilders could negatively impact our gross margins.

In addition, we typically realize higher gross margins on more highly engineered and customized products, or ancillary products that are often purchased based on convenience and are therefore less price sensitive to our customers. For example, sales of lumber and lumber sheet goods tend to generate lower gross margins due to their commodity nature and the relatively low switching costs of sourcing those products from different suppliers. Structural components and millwork, doors and windows often generate higher gross margins relative to other products due to their increased complexity and opportunity for efficiency gains. A shift in our sales mix towards the lumber and lumber sheet goods product category could negatively impact our gross margins.

The implementation of our supply chain and technology initiatives could disrupt our operations, and these initiatives might not provide the anticipated benefits or might fail.

We have made, and we plan to continue to make, significant investments in our supply chain and technology. These initiatives are designed to streamline our operations to allow our employees to continue to provide high quality service to our customers, while simplifying customer interaction and providing our customers with a more interconnected purchasing experience. The cost and potential problems and interruptions associated with the implementation of these initiatives, including those associated with managing third-party service providers and employing new web-based tools and services, could disrupt or reduce the efficiency of our operations. In the event that we continue to grow, there can be no assurance that we will be able to keep up, expand or adapt our IT infrastructure to meet evolving demand on a timely basis and at a commercially reasonable cost, or at all. In addition, our improved supply chain and new or upgraded technology might not provide the anticipated benefits, it might take longer than expected to realize the anticipated benefits or the initiatives might fail altogether.

Furthermore, our customers are continuing to increasingly demand and rely on increased technology in their operations. We anticipate digitization trends in the home-building industry to continue and have made significant investments in technology solutions to further drive digitization of the home-building industry. While we believe such trends present opportunities for our business, we may be unsuccessful in keeping pace with the development of such technologies, which could result in loss of customers.

We regularly invest resources to update and improve our internal information technology systems and software platforms. Should our investments not succeed, or if delays or other issues with new or existing internal technology systems and software platforms disrupt our operations, our business could be harmed.

We rely on our network infrastructure, ERP systems, data hosting, public cloud and software-as-a-service providers, and internal technology systems for many of our development, marketing, operational, support, sales, accounting and financial reporting activities. We are continually investing resources to update and improve these systems and environments in order to meet existing needs, as well as the growing and changing requirements of our business and customers. For example, during 2025, we began the implementation of a new ERP system. The new ERP system is intended to transform certain areas of business such as manufacturing, supply chain, procurement, warehouse management, delivery, quote to cash, financial reporting, and analytics, and position us to better leverage automation and process efficiency and enable productivity enhancements. An implementation of this scale is a major financial undertaking and has required, and will continue to require, substantial time and attention of management and key employees. Furthermore, we may not realize the anticipated benefits from the implementation of the new ERP system. We anticipate that the full integration of the new ERP system will take many years. If we experience prolonged delays or unforeseen difficulties in updating and upgrading our systems and architecture, including our new ERP system, we may experience outages and may not be able to deliver certain offerings or develop new offerings and enhancements that we need to remain competitive. Improvements, upgrades and, to a greater extent, system conversions, are often complex, costly and time consuming. In addition, such improvements may be challenging to integrate with our existing technology systems or may uncover problems with our existing technology systems. Unsuccessful implementation of hardware or software updates and improvements could result in outages, disruption in our business operations, loss of revenue or damage to our reputation. Additionally, the effectiveness of our internal control over financial reporting could be adversely affected if the new ERP system is not successfully implemented. Any of these items, along with any failure to effectively manage data governance risks prior to or during ERP implementation, could adversely affect our results of operations, cash flows and financial condition, and the trading price of our common stock.

We occupy most of our facilities under long-term non-cancelable leases. We may be unable to renew leases at the end of their terms. If we close a facility, we are still obligated under the applicable lease.

Most of our facilities are leased. Many of our leases are non-cancelable, typically have initial expiration terms ranging from five to 15 years and most provide options to renew for specified periods of time. We believe that leases we enter into in the future will likely be for similar terms (five to 15 years), will be non-cancelable and will feature similar renewal options. If we close or idle a facility, we would remain committed to perform our obligations under the applicable lease, which would include, among other things, payment of the base rent, insurance, taxes and other expenses on the leased property for the balance of the lease term. We have closed or idled a number of facilities for which we continue to remain liable. Our obligation to continue making rental payments with respect to leases for closed or idled facilities could have a material adverse effect on our business and results of operations. At the end of a lease term, for those locations where we have no renewal options remaining, we may be unable to renew the lease without additional cost, if at all. If we are unable to renew our facility leases, we may close or, if possible, relocate the facility, which could subject us to additional costs and risks which could have a material adverse effect on our business. Additionally, the revenue and profit generated at a relocated facility may not equal the revenue and profit generated at the former operation.

Financial and Liquidity Risks

Our level of indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, and prevent us from meeting our obligations under our debt instruments.

As of December 31, 2025, our debt totaled $4.5 billion, which includes $0.2 billion of finance lease and other finance obligations. We have a $2.2 billion revolving credit facility with a maturity date of May 20, 2030 ("Revolving Facility"), under which we had no outstanding borrowings and $0.1 billion of letters of credit outstanding as of December 31, 2025. In addition, we also have $0.7 billion in obligations under operating leases.

Our level of indebtedness could have important consequences to us, including:

- make it more difficult for us to satisfy our obligations with respect to our other indebtedness, resulting in possible defaults on and acceleration of such indebtedness;

- increasing our vulnerability to general economic and industry conditions;

- requiring a substantial portion of our operating cash flow to be dedicated to the payment of principal and interest on our indebtedness, therefore reducing our liquidity and our ability to use our cash flow to fund our operations, capital expenditures, future business opportunities, share repurchases and retirement of debt;

- exposing us to the risk of increased interest rates, and corresponding increased interest expense, because borrowings under the Revolving Facility are at variable rates of interest;

- limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions, and general corporate or other purposes;

- limiting our ability to adjust to changing marketplace conditions and placing us at a competitive disadvantage compared to our competitors who may have less debt; and

- limiting our attractiveness as an investment opportunity for potential investors.

In addition, our debt instruments contain cross-default provisions that could result in our debt being declared immediately due and payable under a number of debt instruments, even if we default on only one debt instrument. In such event, it is possible that we would not be able to satisfy our obligations under all of such accelerated indebtedness simultaneously.

Our financial condition and operating performance, including that of our subsidiaries, are also subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. There are no assurances that we will maintain a level of liquidity sufficient to permit us to pay the principal, premium and interest on our indebtedness.

If our cash flows and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital, or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations in an effort to meet our debt service and other obligations.

We may have future capital needs and may not be able to obtain additional financing on acceptable terms.

We are substantially reliant on cash on hand and borrowing availability under the Revolving Facility, which totaled $1.7 billion at December 31, 2025, to provide working capital and fund our operations. Our working capital requirements are likely to grow as we continue to grow organically and through acquisitions. Our inability to renew, amend or replace our debt instruments when required or when business conditions warrant could have a material adverse effect on our business, financial condition and results of operations.

Economic and credit market conditions, the performance of our industry, and our financial performance, as well as other factors, may constrain our financing abilities. Our ability to secure additional financing, if available, and to satisfy our financial obligations under indebtedness outstanding from time to time will depend upon our future operating performance, the availability of credit, economic conditions and financial, business and other factors, many of which are beyond our control. Significant worsening of current housing market conditions or the macroeconomic factors that affect our industry could require us to seek additional capital and have a material adverse effect on our ability to secure such capital on favorable terms, if at all.

We may be unable to secure additional financing, financing on favorable terms or our operating cash flow may be insufficient to satisfy our financial obligations under indebtedness outstanding from time to time. The agreements governing our debt instruments, moreover, restrict the amount of permitted indebtedness allowed. In addition, if financing is not available when needed, or is available on unfavorable terms, we may be unable to take advantage of business opportunities, including potential acquisitions, or respond to competitive pressures, any of which could have a material adverse effect on our business, financial condition, and results of operations. If additional funds are raised through the issuance of additional equity or convertible debt securities, our stockholders may experience significant dilution.

We may incur additional indebtedness.

We may incur additional indebtedness in the future, including collateralized debt, subject to the restrictions contained in the agreements governing our debt instruments. If new debt is added to our current debt levels, the related risks that we now face could intensify.

Our debt instruments contain various covenants that limit our ability to operate our business.

Our financing arrangements, including the agreements governing our debt instruments, contain various provisions that limit our ability to, among other things:

- transfer or sell assets, including the equity interests of our restricted subsidiaries, or use asset sale proceeds;

- incur additional debt;

- pay dividends or distributions on our capital stock or repurchase our capital stock;

- make certain restricted payments or investments;

- create liens to secure debt;

- enter into transactions with affiliates;

- merge or consolidate with another company or continue to receive the benefits of these financing arrangements under a "change in control" scenario (as defined in those agreements); and

- engage in unrelated business activities.

The agreement governing the Revolving Facility contains a financial covenant requiring the satisfaction of a minimum fixed charge ratio of 1.00 to 1.00 if our excess availability falls below the greater of $165.0 million or 10% of the maximum borrowing amount, which was $160.7 million as of December 31, 2025.

These provisions may restrict our ability to expand or fully pursue our business strategies or return capital to our shareholders through share repurchases. Our ability to comply with the agreements governing our debt instruments may be affected by changes in our operating and financial performance, changes in general business and economic conditions, adverse regulatory developments, a change in control or other events beyond our control. The breach of any of these provisions could result in a default under our indebtedness, which could cause those and other obligations to become due and payable. If any of our indebtedness is accelerated, we may not be able to repay it.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.

Interest rates may increase in the future. As a result, interest rates on our Revolving Facility could be higher or lower than current levels. As of December 31, 2025, we had no outstanding debt at variable interest rates. If interest rates increase, our debt service obligations on the variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. The Revolving Facility also assesses variable commitment and outstanding letter of credit fees based on quarterly average loan utilization. Further, an increase in interest rates could also trigger a limitation on the deductibility of those interest costs, increasing our tax expense and further decreasing our net income and cash flows. In recent years, the Company has executed several debt transactions designed to optimize our debt structure and extend maturities. The Company is likely to execute similar debt transactions in the future. However, there can be no assurance that we will be successful in anticipating the direction of interest rates or changes in market conditions, which could result in future debt transactions having a material adverse impact on our financial condition, operating results and cash flows.

If the housing market declines, we may be required to take impairment charges relating to our operations or temporarily idle or permanently close under-performing locations.

If conditions in the housing industry continue to deteriorate, we may be required to take goodwill and/or asset impairment charges for certain reporting units. Any such non-cash charges would have an adverse effect on our financial results. In addition, in response to industry conditions, we may have to temporarily idle or permanently close certain facilities in under-performing markets. Widespread facility closures could have a significant adverse effect on our financial condition, operating results and cash flows.

Our inability to effectively deploy our excess capital may negatively affect return on equity and stockholder value.

Throughout 2025, we generated significant excess cash flows. Our business plan calls for us to execute a variety of strategies to deploy excess capital including, but not limited to, continued organic balance sheet growth and the consideration of potential acquisition opportunities when we expect such opportunities to significantly enhance long-term stockholder value. We have also repurchased approximately $8.0 billion of our shares since January 2021 through the date of this filing and intend to continue repurchasing shares from time to time, subject to market conditions, liquidity, and other considerations, pursuant to the share repurchase authorization approved by our board of directors in April 2025. Our inability to effectively and timely deploy our excess capital through these strategies may constrain growth in earnings and return on equity and thereby diminish potential growth in stockholder value.

Legal and Compliance Risks

The nature of our business exposes us to product liability, product warranty, casualty, construction defect, asbestos, vehicle, workplace safety and injury and other claims and legal proceedings.

We are involved in product liability, product warranty, casualty, construction defect, asbestos, vehicle, workplace safety and injury and other claims relating to the products we manufacture and distribute, services we provide or have provided and our operations that, if adversely determined, could adversely affect our financial condition, operating results, and cash flows. We rely on manufacturers and other suppliers to provide us with many of the products we sell and distribute. Because we have no direct control over the quality of such products manufactured or supplied by such third-party suppliers, we are exposed to risks relating to the quality of such products. The Company has a number of known and threatened construction defect legal claims. We are also involved in several asbestos personal injury suits due to the alleged sale of asbestos-containing products by legacy businesses that we acquired. In addition, we are exposed to potential claims arising from the conduct of our respective employees and subcontractors, and builders and their subcontractors, for which we may be contractually liable. Although we currently maintain what we believe to be suitable and adequate insurance in excess of our self-insured amounts, there can be no assurance that we will be able to maintain such insurance on acceptable terms or that such insurance will provide adequate protection against potential liabilities. We are also subject to workplace safety and injury claims from our employees and contractors. Product liability, product warranty, casualty, construction defect, asbestos, vehicle, workplace safety and injury and other claims can be expensive to defend and can divert the attention of management and other personnel for significant periods, regardless of the ultimate outcome. Claims of this nature could also have a negative impact on customer confidence in our products and our company. In addition, we are involved on an ongoing basis in other types of legal proceedings, such as workers' compensation proceedings. It is not possible to predict the outcome of pending legal proceedings, and it is possible that these actions could be decided unfavorably towards the Company. We cannot assure you that any current or future claims against us will not adversely affect our financial condition, operating results and cash flows.

Our operations are subject to complex and evolving federal, state, and local laws and regulations, the violation of which could expose us to potential liabilities and impose substantial costs and/or restrictions on our operations that could reduce our net income.

We are subject to various federal, state and local laws, regulations and executive orders, many of which are complex, frequently changing, and subject to varying interpretations. These laws, regulations and executive orders include, among other things, regulations promulgated by the Department of Transportation and applicable to our fleet of delivery trucks, work safety regulations promulgated by the Department of Labor's Occupational Safety and Health Administration, employment regulations, including immigration and work-authorization laws and regulations promulgated by the United States Equal Employment Opportunity Commission, tariff regulations on imported products promulgated by the Federal government, laws and regulations related to cybersecurity, data privacy, encryption, artificial intelligence, telecommunications, accounting standards issued by the Financial Accounting Standards Board ("FASB") or similar entities, state and local regulations relating to our escrow business, and state and local zoning restrictions and building codes. Changes to existing laws, regulations, executive orders, and enforcement priorities, changes to how they are interpreted, or the implementation of new, more stringent laws, regulations, and executive orders, could adversely affect our business by increasing compliance costs, limiting our ability to offer a product or service, requiring changes to our business practices, or otherwise making our products and services less attractive to customers. Failure to comply with these laws, regulations, and executive orders could expose us to fines and penalties that could adversely affect our financial condition, operating results and cash flows and damage our reputation.

Future changes to tax laws and regulations could have an adverse impact on our business.

We are primarily subject to income and other taxes in the U.S., and on a very limited basis in certain foreign jurisdictions. We are subject to ongoing tax audits in various jurisdictions. We regularly assess the likely outcome of these audits in order to determine the appropriateness of our tax provision. However, there can be no assurance that we will accurately predict the outcome of these audits, and the amounts ultimately paid upon resolution of audits could be materially different from the amounts previously included in our income tax expense and therefore could have a material impact on our tax provision, net income and cash flows. In addition, our effective tax rate in the future could be adversely affected by changes to our operating structure, changes in the valuation of deferred tax assets and liabilities, changes in tax laws, such as the H.R.1 - One Big Beautiful Bill Act enacted into law in 2025, and the discovery of new information in the course of our tax return preparation. Any future changes in federal and state tax laws and regulations could have an adverse direct impact on our corporate taxes. Such changes may also have an adverse indirect impact such as making purchasing a home less attractive, which could reduce demand for homes. Adverse impacts from any future changes in federal and state laws and regulations on our business could include an adverse impact on our financial condition, operating results and cash flows.

A measure of our success is dependent on maintaining our safety record, and an injury to, or death of, any of our employees, customers, or members of the general public related to our business activities could result in material liabilities and reputational damage.

Our business activities include an inherent risk of safety incidents that could result in injuries and deaths. The activities we conduct at our facilities present a risk of injury or death to our employees, customers, or visitors, notwithstanding our compliance with safety regulations. We may be unable to avoid material liabilities for an injury or death, and our workers' compensation and other insurance policies may not be adequate or may not continue to be available on terms acceptable to us, or at all, which could result in material liabilities to us.

Further, as a leading supplier and manufacturer of building materials, manufactured components and construction services, we operate a fleet of commercial motor vehicles, including semi-tractor trailer trucks, flatbed trucks, and forklifts. Accordingly, a safety incident involving our commercial fleet could result in material economic damages, as well as injuries and/or death, for our employees and any other parties involved. Although we believe our aggregate insurance limits should be sufficient to cover our historic claims amounts, participants in commercial distribution and transportation activities (i.e., trucking and transportation) have experienced large verdicts, including some instances in which juries have awarded significant amounts.

In addition, our brand's reputation is an important asset to our business; as a result, anything that damages our brand's reputation could materially harm our business, results of operations, and financial condition. For example, negative media reports, whether or not accurate, can materially and adversely affect our reputation. Moreover, social media has dramatically increased the rate at which negative publicity can be disseminated before there is any meaningful opportunity to respond to or address an issue to protect our reputation.

We are subject to potential exposure to environmental liabilities and are subject to environmental regulation.

We are subject to various federal, state and local environmental laws, ordinances and regulations. Although we believe that our facilities are in material compliance with such laws, ordinances, and regulations, as owners and lessees of real property, we can be held liable for the investigation or remediation of contamination on such properties, in some circumstances, without regard to whether we knew of or were responsible for such contamination. No assurance can be provided that remediation may not be required in the future as a result of spills or releases of petroleum products or hazardous substances, the discovery of unknown environmental conditions, more stringent standards regarding existing residual contamination, or changes in legislation, laws, rules or regulations. More burdensome environmental regulatory requirements may increase our general and administrative costs and adversely affect our financial condition, operating results and cash flows.

General Risks

Unstable global economic conditions and geopolitical conflicts may have serious adverse consequences on our business, financial condition, and operations.

We are operating in an uncertain economic environment. The global credit and financial markets have experienced extreme volatility and disruptions, including severely diminished liquidity and credit availability, declines in consumer confidence, declines in economic growth, increases in unemployment rates, high rates of inflation, and uncertainty about economic stability and the risk of a potential recession. While our management team continually monitors market conditions and economic factors throughout our footprint, we are unable to predict the duration or severity of such conditions or factors. If conditions were to worsen nationally, regionally or locally, then we could see a decrease in housing starts, which would adversely affect our business, financial condition, operating results, and cash flows.

In addition, the financial markets and the global economy may also be adversely affected by ongoing geopolitical conflicts, including those in Ukraine, Venezuela, the Middle East, and other regions. These conflicts have impacted, and may continue to impact, commodity and energy prices, global supply chains and financial markets. In addition, sanctions imposed by the U.S. and other countries in response to these conflicts, as well as any economic countermeasures by the affected countries or others could further adversely impact the financial markets and the global economy. The specific consequences of these geopolitical conflicts on our business are difficult to predict at this time, but in addition to inflationary pressures affecting our operations, any shortages of fuel or significant fuel cost increases could seriously disrupt our ability to distribute products to our customers.

There can be no assurance that further deterioration in markets and confidence in economic conditions will not occur. Our general business strategy may be adversely affected by any such economic downturn or recession, volatile business environment, hostile third-party action or continued unpredictable and unstable market conditions. The effects of any economic downturn or recession could continue for many years after the downturn or recession is considered to have ended.

We may be adversely affected by any natural or man-made disruptions to our operations and our distribution and manufacturing facilities.

We currently maintain a broad network of distribution and manufacturing facilities throughout the U.S. Any widespread disruption to our operations resulting from fire, earthquake, weather-related events (such as tornadoes, hurricanes, flooding and other storms), other natural disasters, an act of terrorism, intrusions or failures of critical infrastructure such as the power grid or communications systems or any other cause could damage multiple facilities and a significant portion of our inventory and could materially impair our ability to distribute our products to customers. Moreover, we could incur significantly higher costs and longer lead times associated with distributing our products to our customers during the time that it takes for us to reopen or replace a damaged facility. If any of these events were to occur, our financial condition, operating results and cash flows could be materially adversely affected.

In addition, general weather patterns affect our operating results throughout the year, with adverse weather historically reducing construction activity in the first and fourth quarters in the markets in which we primarily operate. Adverse weather events, natural disasters or similar events, including as a result of climate change, could generally reduce or delay construction activity, which could adversely impact our financial condition, operating results and cash flows. Furthermore, if certain markets where we have made significant investments become less desirable for new home building due to the frequency of adverse weather events or climate change, we could incur significant losses at our facilities throughout these markets.

Risks relating to corporate responsibility and sustainability could adversely affect our reputation and shareholder, employee, customer and third-party relationships and may negatively affect our stock price.

Our business faces increasing public scrutiny related to corporate responsibility and sustainability activities. We risk damage to our brand and reputation if we fail to act responsibly or meet any commitments that we may set in a number of areas, including with respect to climate change, human capital management, support for our local communities, corporate governance and transparency, or fail to consider such factors in our business operations.

Some investors and shareholder advocates are placing an increasing emphasis on how corporations address corporate responsibility and sustainability issues in their business strategy when making investment decisions and when developing their investment theses and proxy recommendations. Additionally, some investors and shareholder advocates may disagree with our goals and initiatives, and the focus of such stakeholders may change and evolve over time. Stakeholders also may have different views on where we should focus our corporate responsibility and sustainability efforts. We may incur meaningful costs with respect to our corporate responsibility and sustainability efforts, and if such efforts are negatively perceived, our reputation and stock price may suffer.

Climate change could adversely affect our business and damage our reputation.

Concerns over the long-term impacts of climate change have led and will continue to lead to governmental efforts around the world to mitigate those impacts. Consumers and businesses are also changing their behavior and business preferences as a result of these concerns. New governmental regulations or guidance relating to climate change, as well as changes in consumers' and businesses' behaviors and business preferences, may affect whether and on what terms and conditions we will engage in certain activities or offer certain products or services. The governmental and supervisory focus on climate change could also result in our becoming subject to new or heightened regulatory requirements. Any such new or heightened requirements could result in increased regulatory, compliance or other costs. Our business, reputation and ability to attract and retain employees may also be harmed if our response to climate change is perceived to be ineffective or insufficient.

The price of our common stock is volatile and may decline.

The market price of our common stock historically has experienced and may continue to experience significant price fluctuations similar to those experienced by the broader stock market in recent years. For example, between January 1, 2025, and December 31, 2025, the closing price of our common stock on the NYSE ranged from $94.85 to $173.51 per share. In addition, the price of our common stock may fluctuate significantly in response to various factors, including:

- actual or anticipated fluctuations in our results of operations;

- announcements by us or our competitors of significant business developments, changes in customer relationships, acquisitions, or expansion plans;

- changes in the prices of products we sell;

- involvement in litigation;

- our sale or repurchases of common stock or other securities in the future;

- market conditions in our industry;

- changes in key personnel;

- changes in market valuation or earnings of our competitors;

- the trading volume of our common stock;

- changes in the estimation of the future size and growth rate of our markets; and

- general economic and market conditions.

Broad market and industry factors may materially harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been instituted against that company.

If we were involved in any similar litigation, we could incur substantial costs and our management's attention and resources could be diverted, which could adversely affect our financial condition, results of operations and cash flows. As a result, it may be difficult for you to resell your shares of common stock in the future.

Emerging issues related to our development, integration and use of artificial intelligence ("AI") could give rise to legal or regulatory action, damage our reputation or otherwise materially harm our business.

Our development, integration and use of AI technology in our operations remains in the early phases. We have started to assess the use of AI technology to drive productivity and data analytics. While we aim to develop, integrate and use AI responsibly, we may ultimately be unsuccessful in identifying or resolving issues, such as accuracy errors, cybersecurity vulnerabilities, unintended biases, and discriminatory outputs, before they arise. AI is a new and emerging technology in early stages of commercial use and presents a number of risks inherent in its use by us, our customers, suppliers and other business partners and third-party providers, or through the use of third-party hardware and software. These risks include, but are not limited to, ethical considerations, public perception, intellectual property protection, regulatory compliance, privacy concerns and data security. As a result, we cannot predict future developments in AI and related impacts to our business and our industry. If we are unable to successfully and accurately develop, integrate and use AI technology, address the risks and challenges associated with AI, or if the content, analyses, or recommendations that AI applications assist in producing are, or are alleged to be deficient, inaccurate, or biased, our reputation, business, financial condition, and results of operations may be materially adversely affected.

Item 1B. *Unresolved Staff Comments*

None.

Item 1C. *Cybersecurity*

Risk Management and Strategy

The Company maintains robust and comprehensive processes, procedures and controls to protect and secure its information systems and data infrastructure from cybersecurity threats. The Company's cybersecurity program is led by its Chief Information Security Officer ("CISO"). The Company's cybersecurity program interfaces with other functional areas within the Company, including but not limited to the Company's business segments and information technology, legal, risk management, human resources and internal audit departments, as well as external third-party partners, to identify and understand potential cybersecurity threats and risks. The Company regularly assesses and updates its processes, procedures and management techniques in light of ongoing cybersecurity developments.

Internally, the CISO coordinates oversight of reviewing security alerts, identifying and monitoring ongoing and potential cybersecurity threats, evaluating strategic business impacts of cybersecurity threats and developing programs and initiatives to educate the Company's employees regarding cybersecurity. The CISO also manages the Company's Security Incident Response Plan (the "Incident Response Plan"), which outlines action steps for the preparation, identification, triage, analysis, containment, eradication, recovery and reflection stages of a cybersecurity incident. The Incident Response Plan serves as the charter for the Company's Security Incident Response Team (the "Incident Response Team"), which includes a strategic team comprised of executives from various cross-functional management teams, as well as a tactical team comprised of internal technical support roles and external third-party service providers. The Incident Response Plan provides how the Incident Response Team will analyze and, as necessary, escalate cybersecurity incidents both internally and with third-party service providers based on type and severity of the specific incident.

The Company also requires cybersecurity training for all active employees, focusing on the appropriate protection and security of confidential company and third-party information. Additionally, the Company provides quarterly cybersecurity awareness training that covers a broad range of security topics, including secure access practice, phishing schemes, remote work and response to suspicious activities. In addition to online training, employees are educated through several methods, including event-triggered awareness campaigns, recognition programs, security presentations, company intranet articles, videos, system-generated communications, email publications and various simulation exercises.

The Company has engaged a third-party managed detection and response partner to monitor the security of its information systems around-the-clock, including intrusion detection, and to provide instantaneous alerting and triaging should a cybersecurity event occur. The Company also maintains a cybersecurity insurance policy and has engaged a third-party digital forensics and incident response consultant and legal counsel on retainer. Additionally, the Company has established a comprehensive cybersecurity risk management program for third-party service providers and vendors. Our processes include: (i) pre-engagement due diligence to assess cybersecurity maturity and compliance with industry standards; (ii) contractual requirements for security controls, breach notification, and incident response protocols; (iii) ongoing monitoring and periodic security assessments throughout the vendor relationship; and (iv) escalation procedures for identified risks or incidents. Third-party cybersecurity risks are monitored continuously and integrated into the Company's overall enterprise risk management framework, with oversight by the CISO.

In 2025, the Company's board of directors established a Technology Committee of the board of directors to (i) oversee the Company's technology strategy, (ii) review the development of impactful technology; (iii) review the Company's current IT infrastructure and (iv) support the Audit Committee, the board of directors and management in its oversight of the Company's cybersecurity strategy.

The Company does not believe that any risks from cybersecurity threats, nor any previous cybersecurity incidents, have materially affected the Company. However, the sophistication of cyber threats continues to increase, and the preventative actions the Company has taken and continues to take to reduce the risk of cyber incidents and protect its systems and information may not successfully protect against all cyber incidents. For more information on how cybersecurity risk may materially affect the Company's business strategy, results of operations, or financial condition, please refer to Item 1A Risk Factors.

Governance

The Company's Audit Committee and board of directors provide ultimate oversight of the Company's cybersecurity risk management. The Audit Committee regularly reviews and discusses with management the strategies, processes, procedures and controls pertaining to the management of the Company's information technology operations, including cyber risks and cybersecurity. The Company's CISO and Chief Information Officer ("CIO") provide quarterly reports to the Audit Committee regarding the evolving cybersecurity risk landscape, including emerging risks, as well as the Company's processes, program and initiatives for managing these risks.

The Company's CISO reports directly to the CIO, who in turn reports to the principal executive officer ("CEO"). The CISO has over 20 years of experience in IT and cybersecurity. Under the direction of the CISO, the Company's cybersecurity department continuously analyzes cybersecurity and resiliency risks to our business, considers industry trends and implements preventive and detective controls, as appropriate, to mitigate these risks. The cybersecurity team consists of cybersecurity professionals holding multiple certifications such as CISSP (Certified Information Systems Security Professional), CEH (Certified Ethical Hacker), GSOM (GIAC Security Operations Manager), CISM (Certified Information Security Manager), CISA (Certified Information Systems Auditor), among others. The cybersecurity team's analysis drives the Company's short- and long-term cybersecurity strategies, which are executed through a collaborative effort within the IT department and are communicated to the Audit Committee and the board of directors regularly.

Item 2. *Properties*

We have a broad network of distribution and manufacturing facilities in 43 states throughout the U.S. Based on available 2025 U.S. Census data, we have operations in 48 of the top 50 and 94 of the top 100 U.S. CBSAs, as ranked by single family housing permits in 2025.

Distribution centers typically include 10 to 15 useable acres of outside storage, a 45,000 square foot warehouse, 6,000 square feet of office space, and 15,000 square feet of covered storage. The outside area provides space for lumber storage and a staging area for delivery while the warehouse stores millwork, windows and doors, and other specialty building products. The distribution centers are usually located in industrial areas with easy access to freeways to maximize distribution efficiency and convenience. Many of our distribution centers are situated on rail lines for efficient receipt of goods.

Our manufacturing facilities produce trusses, wall panels, engineered wood, windows, pre-hung doors and custom millwork. Where efficient, they are located on the same premises as our distribution facilities. Truss and panel manufacturing facilities vary in size from 60,000 square feet to 100,000 square feet with 10 to 15 useable acres of outside storage for materials and for finished goods. Our window manufacturing facility in Houston, Texas is approximately 840,000 square feet.

We own approximately 190 actively operating facilities, and contractually lease 395 actively operating facilities. These leases typically have an initial lease term of five to 15 years and most provide options to renew for specified periods of time. A majority of our leases provide for fixed annual rentals. Certain of our leases include provisions for escalating rent, as an example, based on changes in the consumer price index. Most of the leases require us to pay taxes, insurance and common area maintenance expenses associated with the properties. As described in Note 9 to the consolidated financial statements included in Item 8 of this annual report on Form 10-K, 110 of our leased facilities are subject to a sales-lease back transaction that is accounted for in our financial statements as owned assets with offsetting financing obligations.

In addition, we operate a fleet of approximately 19,300 rolling stock units which includes trucks, forklifts, and trailers used to deliver products from our distribution and manufacturing centers to our customers' job sites. Through our emphasis on local market flexibility and strategically placed locations, we minimize shipping and freight costs while maintaining a high degree of local market expertise. Through knowledge of local homebuilder needs, customer coordination and rapid restocking ability, we reduce working capital requirements and guard against out-of-stock products. We believe that this reliability is highly valued by our customers and reinforces customer relationships.

Item 3. *Legal Proceedings*

The Company has a number of known and threatened construction defect legal claims. While these claims are generally covered under the Company's existing insurance programs to the extent any loss exceeds the deductible, there is a reasonable possibility of loss that is not able to be estimated at this time because (i) many of the proceedings are in the discovery stage, (ii) the outcome of future litigation is uncertain, and/or (iii) the nature of the claims is complex. Although the Company cannot estimate a reasonable range of loss based on currently available information, the resolution of these matters could have a material adverse effect on the Company's financial position, results of operations or cash flows.

In addition, we are involved in various other claims and lawsuits incidental to the conduct of our business in the ordinary course. We carry insurance coverage in such amounts in excess of our self-insured retention as we believe to be reasonable under the circumstances, and that may or may not cover any or all of our liabilities in respect of such claims and lawsuits. Although the ultimate disposition of these other proceedings cannot be predicted with certainty, management believes the outcome of any such claims that are pending or threatened, either individually or on a combined basis, will not have a material adverse effect on our consolidated financial position, cash flows or results of operations. However, there can be no assurances that future adverse judgments and costs would not be material to our results of operations or liquidity for a particular period.

Although our business and facilities are subject to federal, state and local environmental regulation, environmental regulation does not have a material impact on our operations. We believe that our facilities are in material compliance with such laws and regulations. As owners and lessees of real property, we can be held liable for the investigation or remediation of contamination on such properties, in some circumstances without regard to whether we knew of or were responsible for such contamination. Our current expenditures with respect to environmental investigation and remediation at our facilities are minimal, although no assurance can be provided that more significant remediation may not be required in the future as a result of spills or releases of petroleum products or hazardous substances or the discovery of unknown environmental conditions.

Item 4. *Mine Safety Disclosures*

Not applicable.

PART II

Item 5. *Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities*

Our common stock is dual listed and traded on the NYSE and NYSE Texas under the symbol "BLDR". The approximate number of stockholders of record of our common stock as of February 11, 2026, was 62.

We currently do not pay dividends. Any future determination relating to dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including restrictions in our debt instruments, as well as our future earnings, capital requirements, financial condition, prospects and other factors that our board of directors may deem relevant. Our debt agreements currently restrict our ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources" contained in Item 7 of this annual report on Form 10-K.

The graph compares Builders FirstSource, Inc.'s cumulative 5-Year total shareholder return on common stock with the cumulative total returns of the S&P 500 index and the S&P 600 Building Products index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from December 31, 2020, to December 31, 2025.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Builders FirstSource, Inc., the S&P 500 Index
and the S&P 600 Building Products Index

*$100 invested on 12/31/20 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2026 Standard & Poor's, a division of S&P Global. All rights reserved.

	12/20	12/21	12/22	12/23	12/24	12/25
Builders FirstSource, Inc.	100.00	210.02	158.98	409.07	350.23	252.12
S&P 500	100.00	128.71	105.40	133.10	166.40	196.16
S&P 600 Building Products	100.00	124.83	104.38	157.63	177.70	194.02

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

The information regarding securities authorized for issuance under equity compensation plans appears in our definitive proxy statement for our annual meeting of stockholders to be held on May 14, 2026, under the caption "Equity Compensation Plan Information," which information is incorporated herein by reference.

Company Stock Repurchases

The following table provides information with respect to our purchases of Builders FirstSource, Inc. common stock during the fourth quarter of fiscal year 2025:

Period	Total Number of Shares Purchased	Average Price Paid per Share (including fees and taxes)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs[1]	Approximate Dollar Value of Shares That May Yet be Purchased Under the Plans or Programs[1]
October 1, 2025 — October 31, 2025	17,699	$ 121.92	—	$ 500,000,000
November 1, 2025 — November 30, 2025	—	—	—	500,000,000
December 1, 2025 — December 31, 2025	—	—	—	500,000,000
Total	17,699	$ 121.92	—	$ 500,000,000

(1) On April 30, 2025, the Company announced the board of directors' termination of the prior share repurchase authorization and approval of a new share repurchase authorization of up to $500.0 million of the Company's outstanding shares of common stock.

In the fourth quarter of 2025, the Company did not repurchase or retire any shares pursuant to share repurchase plans authorized by our board of directors. The 17,699 shares presented in the table above represent stock tendered in order to meet tax withholding requirements for restricted stock units vested. Share repurchases under the program may be made through a variety of methods, which may include open market purchases, block trades, accelerated share repurchases, trading plans in accordance with Rule 10b-5 or Rule 10b-18 under the Exchange Act, or any combination of such methods. The program does not obligate the Company to acquire any particular amount of its common stock, and the share repurchase program may be suspended or discontinued at any time at the Company's discretion.

Item 6. *Reserved*

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes contained in Item 8. Financial Statements and Supplementary Data of this annual report on Form 10-K. See "Risk Factors" contained in Item 1A. Risk Factors of this annual report on Form 10-K and "Cautionary Statement" contained in Item 1. Business of this annual report on Form 10-K for a discussion of the uncertainties, risks and assumptions associated with these statements.

OVERVIEW

We are a leading provider of building materials for professional builders in new residential construction and repair and remodeling. We deliver integrated homebuilding solutions by manufacturing, supplying, and installing a full range of structural and related building products. The Company operates approximately 585 locations in 43 states across the U.S. Given the span and depth of our geographical reach, our locations are organized into three geographical divisions (East, Central, and West), which are also our operating segments. All of our segments have similar customers, products and services, and distribution methods. Due to the similar economic characteristics, categories of products, distribution methods and customers, our operating segments are aggregated into one reportable segment.

Our leading network of strategically located manufacturing facilities produces factory-built roof and floor trusses, wall panels, vinyl windows, custom millwork and trim, as well as engineered wood that we design and cut specifically for each home. We also assemble interior and exterior doors into pre-hung units for easy installation. Additionally, we distribute a wide range of building products, including lumber, sheet goods, windows, doors, millwork, and specialty items. Our services, which vary by market, include professional installation, turnkey framing, and shell construction. Supported by the latest construction innovations and digital solutions, we help drive greater efficiency across homebuilding.

We group our building products into four product categories:

- *Manufactured Products.* Manufactured products consist of wood floor and roof trusses, wall panels, engineered wood, our Ready-Frame® framing system, and manufactured and modular homes.

- *Windows, Doors and Millwork.* Windows and doors are comprised of the manufacturing, assembly, and distribution of windows and the assembly and distribution of interior and exterior door units. Millwork includes interior trim and custom features that we manufacture, such as intricate mouldings, stair parts, and columns.

- *Specialty Building Products and Services.* Specialty building products and services consist of various products, including vinyl, composite and wood siding, exterior trim, metal studs, cement, roofing, insulation, wallboard, ceilings, cabinets, and hardware. This category also includes services such as turn-key framing, shell construction, design assistance and professional installation of products spanning all of our product categories. We also offer software products through our Paradigm subsidiary, including drafting, estimating, quoting, and virtual home design services, which provide digital solutions to retailers, distributors, manufacturers and homebuilders that help them boost sales, reduce costs, and become more competitive.

- *Lumber and Lumber Sheet Goods.* Lumber and lumber sheet goods include dimensional lumber, plywood, and OSB products used in on-site house framing.

Our operating results are dependent on the following trends, strategies, events and uncertainties, some of which are beyond our control:

- *Homebuilding Industry and Market Competition.* Our business is driven primarily by the residential new construction market and the residential repair and remodel market, which are in turn dependent upon a number of factors, including demographic trends, interest rates, consumer confidence, employment rates, housing affordability, household formation, land development costs, the availability of skilled construction labor, rising inflationary pressures, mortgage markets and the health of the economy. Many factors have impacted and may continue to impact our sales and gross margins, including continued consolidation within the building products supply industry, increased competition for homebuilder business, supply chain constraints and cyclical fluctuations in commodity prices. Moreover, our industry remains highly fragmented and competitive, and we will continue to face significant competition from local and regional suppliers. As various current market dynamics, including inflationary pressures, mortgage rates and housing affordability shift, a composite of industry forecasters, including the National Association of Home Builders, John Burns Research and Consulting, and Zonda Homes (collectively, the "Industry Forecast Composite") expect to see housing demand decrease in the near-term. Despite recent tempered market conditions, we believe the housing industry remains underbuilt and that there are several meaningful trends that indicate U.S. housing demand will continue to be strong over the long-term, including the aging of housing stock and normal population growth due to immigration and birthrate exceeding death rate.

- *Targeting Large Production Homebuilders.* The homebuilding industry continues to undergo consolidation, and the larger homebuilders continue to increase their market share. We expect that trend to continue as larger homebuilders have better liquidity and land positions relative to the smaller, less capitalized homebuilders. Our focus is on maintaining relationships and market share with these customers while balancing the competitive pressures we face in servicing large homebuilders with certain profitability expectations. Additionally, we continue to focus on expanding our custom homebuilder base while maintaining acceptable credit standards.

- *Multi-family and Light Commercial Business.* Our primary focus has been on single-family residential new construction and the repair and remodel end market. However, through recent acquisitions completed over the past five years, we have expanded our operational footprint in the multi-family market, predominantly five-story and smaller, wood construction, and the light commercial market, growing our value-added components and millwork product offerings in this end market. We will continue to identify opportunities for profitable growth in these areas.

- *Repair and remodel end market.* While influenced by housing starts to a lesser degree than the homebuilding market, the repair and remodel market is still dependent upon some of the same factors, including demographic trends, interest rates, consumer confidence, employment rates, the health of the economy and home financing markets. As a result of these pressures, we may experience reduced sales demand, challenges in the supply chain, increased margin pressures and/or increased operating costs in this area of our business. We expect that our ability to remain competitive in this space will depend on our continued ability to provide a high level of customer service coupled with a broad product offering.

- *Use of Prefabricated Components.* Homebuilders are increasingly using prefabricated components in order to realize increased efficiency, overcome skilled construction labor shortages and improve quality. Shortening construction cycle times is a critical priority for homebuilders during periods of strong consumer demand. As the availability of skilled construction labor remains limited, we continue to see the demand for prefabricated components increasing within the residential new construction market.

- *Economic Conditions.* Economic changes both nationally and locally in our markets impact our financial performance. The building products supply industry is highly dependent upon new home construction and, to a lesser extent, repair and remodel activities, and is subject to cyclical market changes. Our operations are subject to fluctuations arising from changes in supply and demand, national and local economic conditions, labor costs and availability, competition, government regulation, trade policies (including with respect to tariffs on imported goods), inflation and other factors that affect the homebuilding industry, such as demographic trends, interest rates, housing starts, the high cost of land development, employment levels, consumer confidence, and the availability of credit to homebuilders, contractors, and homeowners. Disruptions and uncertainties as a result of a number of unforeseen environmental, social, economic or other factors, may have a significant impact on our future operating results.

- *Housing Affordability.* The affordability of housing can be a key driver in demand for our products. Home affordability is influenced by a number of economic factors, such as the level of employment, consumer confidence, consumer income, supply of houses, the availability of financing and interest rates. Changes in the inventory of available homes and other economic factors relative to home prices could result in changes to the affordability of homes. As a result, homebuyer demand may shift toward smaller or larger homes creating fluctuations in demand for our products.

- *Cost and/or Availability of Materials.* Prices of building materials, including wood products, are subject to cyclical market fluctuations, which may adversely impact operating income when prices rapidly rise or fall within a relatively short period of time. We purchase materials which are then sold to customers as well as used as direct production inputs for our manufactured and prefabricated products. Short-term changes in the cost and/or availability of these materials, some of which are subject to significant fluctuations, are often passed on to our customers, but our pricing quotation periods and market competition may limit our ability to pass on such price changes. We may also be limited in our ability to pass on increases on in-bound freight costs on our products. We may also experience challenges sourcing suitable products for our customers and may be forced to provide alternative materials as substitution for contracted orders. Our inability to pass on material price increases to our customers could adversely impact our operating results.

- *Controlling Expenses.* Another important aspect of our strategy is controlling costs and striving to be a low total-cost building materials supplier in the markets we serve. We closely manage our working capital and operating expenses, and we pay careful attention to our logistics function and its effect on our shipping and handling costs. However, we do have significant fixed costs and declines in our customer demand could have an adverse impact on our operating results.

- *Capital Structure.* We strive to optimize our capital structure to ensure that our financial needs are met in light of economic conditions, business activities, organic investments, opportunities for growth through acquisition and the overall risk characteristics of our underlying assets. In addition to these factors, we also evaluate our capital structure on the basis of our leverage ratio, our liquidity position, our debt maturity profile, our market capitalization, and market interest rates. As such, we may enter into various debt or equity transactions to appropriately manage and optimize our capital structure and liquidity needs.

RECENT DEVELOPMENTS

Business Combinations

During 2025, we completed a number of acquisitions for a combined $1.1 billion purchase price, net of cash acquired, including the acquisitions of (i) Alpine Lumber Company ("Alpine Lumber"), (ii) O.C. Cluss Lumber Company ("O.C. Cluss"), (iii) Truckee Tahoe Lumber ("Truckee Tahoe"), (iv) St. George Truss Co. ("St. George Truss"), (v) Stately Las Vegas Holdings, LLC ("Stately Las Vegas"), (vi) Rystin Construction, Inc ("Rystin"), (vii) Lengefeld Lumber Co., LP ("Lengefeld Lumber"), and (viii) Pleasant Valley Homes, Inc ("Pleasant Valley").

On January 2, 2026, we completed the acquisition of Premium Building Components ("Premium Building"). Premium Building provides truss and wall panel products, serving customers in eastern New York.

These acquisitions further expand our market footprint and provide additional operations in our value-added product categories and are further described in Notes 3 and 15 to the consolidated financial statements included in Item 8 of this annual report on Form 10-K.

Company Shares Repurchases

On April 30, 2025, the Company's board of directors authorized a new repurchase plan of up to $500.0 million of the Company's outstanding shares of common stock. The new repurchase plan replaced the Company's prior $1.0 billion share repurchase authorization announced in August 2024, which had approximately $100.0 million remaining under its authorization.

Under share repurchase programs authorized by the board of directors since August 2021, the Company has repurchased a total of 99.3 million shares of common stock, or 48.1% of the Company's total shares outstanding, at an average price of $80.90, inclusive of fees and taxes, including 3.4 million shares of common stock at an average price of $118.65, inclusive of fees and taxes, in 2025. As of December 31, 2025, the Company had $500.0 million authorization remaining under its current share repurchase program.

Debt Transactions

On May 8, 2025, the Company completed a private offering of $750.0 million in aggregate principal amount of 6.750% senior unsecured notes due 2035 ("6.75% 2035 notes"), at an issue price equal to 100% of par value. The net proceeds from the offering were used to repay indebtedness outstanding under the Revolving Facility.

On May 20, 2025, the Company amended the Revolving Facility to increase the existing revolving commitments of $1.8 billion with new revolving commitments of $2.2 billion and to extend the maturity date to May 20, 2030.

These transactions are described further in Note 8 to the consolidated financial statements included in Item 8 of this annual report on Form 10-K. From time to time, based on market conditions and other factors and subject to compliance with applicable laws and regulations, the Company may repurchase or call our notes, repay debt, repurchase shares of our common stock or otherwise enter into transactions with respect to its capital structure.

Market Information

Our common stock is dual listed on the New York Stock Exchange and the NYSE Texas under the trading symbol "BLDR". The listing and trading of the common stock on the NYSE Texas commenced on August 12, 2025.

CURRENT OPERATING CONDITIONS AND OUTLOOK

Full year 2025 housing starts have not been published by the U.S. Census Bureau as of the date of this annual report on Form 10-K. The Industry Forecast Composite is forecasting 1.3 million U.S. total housing starts and 925 thousand U.S. single-family housing starts for the year ended December 31, 2025, which are decreases of 3.7% and 8.7%, respectively, compared to the year ended December 31, 2024. For the year ended December 31, 2026, the Industry Forecast Composite is forecasting U.S. total housing starts and U.S. single-family housing starts to remain relatively flat compared to 2025. In addition, in its September 2025 semi-annual forecast, the Home Improvement Research Institute forecasted sales in the professional repair and remodel end market to increase 2.9% in 2026 compared to 2025.

We believe the housing industry's long-term outlook is positive and that it remains underbuilt due to growth in the underlying demographics compared to historical new construction levels. However, macroeconomic uncertainty, including fluctuations in interest rates, stock market volatility, impact of changes in tariffs and inflation, may continue to pressure near-term housing industry demand as homes are less affordable for consumers, investors and builders. We believe we are well-positioned to grow and capture market share as industry conditions improve in the long term. We will continue to focus on working capital by closely monitoring the credit exposure of our customers, maintaining the right level of inventory and by working with our vendors to improve payment terms. We strive to achieve the appropriate balance of short-term expense control while maintaining the expertise and capacity to grow the business.

RESULTS OF OPERATIONS

A discussion regarding our financial condition and results of operations for the year ended December 31, 2025, compared to the year ended December 31, 2024, is presented below. A discussion regarding our financial condition and results of operations for the year ended December 31, 2024, compared to the year ended December 31, 2023, can be found under Item 7 of Part II of our annual report on Form 10-K for the fiscal year ended December 31, 2024, filed with the SEC on February 20, 2025.

2025 Compared with 2024

The following table sets forth the percentage relationship to net sales of certain costs, expenses and income items for the years ended December 31:

	2025	2024
Net sales	100.0%	100.0%
Cost of sales	69.6%	67.2%
Gross margin	30.4%	32.8%
Selling, general and administrative expenses	25.2%	23.1%
Income from operations	5.2%	9.7%
Interest expense, net	1.8%	1.3%
Income tax expense	0.5%	1.9%
Net income	2.9%	6.5%

Net Sales. Net sales for the year ended December 31, 2025, were $15.2 billion, a 7.4% decrease from net sales of $16.4 billion for 2024. Core organic sales decreased net sales by 10.3%, primarily due to a below-normal starts environment, while commodity price deflation and one fewer selling day decreased net sales by another 1.3% and 0.4%, respectively. These decreases were partially offset by an increase in net sales from acquisitions of 4.6%.

The following table shows net sales classified by major product category for the years ended December 31:

($ amounts in millions)	2025 Net Sales	2025 % of Net Sales	2024 Net Sales	2024 % of Net Sales	% Change
Manufactured products (1)	$ 3,410.5	22.4%	$ 3,985.8	24.3%	(14.4)%
Windows, doors and millwork (1)	3,836.2	25.3%	4,238.1	25.8%	(9.5)%
Specialty building products and services	4,068.0	26.8%	3,907.5	23.9%	4.1%
Lumber and lumber sheet goods	3,875.9	25.5%	4,269.1	26.0%	(9.2)%
Total net sales	$ 15,190.6	100.0%	$ 16,400.5	100.0%	(7.4)%

(1) Manufactured products and windows, doors and millwork are collectively referred to as total value-added products.

We experienced decreased net sales in our manufactured products category primarily due to decreased single-family housing starts and decreased multi-family activity, partially offset by an increase in net sales from acquisitions. Our windows, doors, and millwork net sales declined primarily due to decreased single-family housing starts. Our lumber and lumber sheet goods category decreased primarily due to lower single-family housing starts and commodity price deflation, partially offset by an increase in net sales from acquisitions. For the comparable period, specialty building products and services increased primarily due to an increase in net sales from acquisitions.

Gross Margin. Gross margin decreased $0.8 billion to $4.6 billion due to decreased net sales. Our gross margin percentage decreased to 30.4% in 2025 from 32.8% in 2024, a 2.4% decrease. This decrease was primarily driven by a below-normal starts environment.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased $41.7 million, or 1.1%. This increase in expense was primarily due to additional operating expenses from locations acquired within the last twelve months and our ongoing ERP system implementation, partially offset by lower variable compensation due to decreased net sales and the absence of prior year asset write-offs.

As a percentage of net sales, selling, general and administrative expenses increased to 25.2% from 23.1% in 2024. This increase was primarily attributable to reduced operating leverage during the period.

Interest Expense, Net. Interest expense, net was $273.9 million in 2025, an increase of $66.2 million from 2024. Interest expense increased primarily due to higher average debt balances.

Income Tax Expense. We recorded income tax expense of $77.2 million during the year ended December 31, 2025, compared to income tax expense of $309.6 million during the year ended December 31, 2024, a decrease of $232.4 million, driven by a decrease in income before income taxes in the current period. Our effective tax rate was 15.1% in 2025, a decrease compared to the 22.3% in 2024, primarily related to the benefit of income tax credits, impact of state income taxes and discrete tax adjustments, partially offset by permanent differences, relative to a decreased income before income taxes.

LIQUIDITY AND CAPITAL RESOURCES

Our primary capital requirements are to fund working capital needs and operating expenses, meet required interest and principal payments, and to fund capital expenditures and potential future growth opportunities. Our capital resources at December 31, 2025, consist of cash on hand and borrowing availability under our Revolving Facility.

Our Revolving Facility is primarily used for working capital, general corporate purposes and funding capital expenditures and growth opportunities. In addition, we may use borrowings under the Revolving Facility to facilitate debt repayment and consolidation, and to fund share repurchases. Availability under the Revolving Facility is determined by a borrowing base. Our borrowing base consists of accounts receivable, inventory, and qualified cash that all meet specific criteria contained within the credit agreement, minus agent specified reserves. Net excess borrowing availability is equal to the maximum borrowing amount minus outstanding borrowings and letters of credit.

The following table shows our borrowing base and excess availability as of December 31, 2025, and 2024:

	December 31, 2025		December 31, 2024	
	(in millions)			
Accounts receivable availability (1)	$	686.2	$	773.4
Inventory availability		804.2		891.7
Gross availability		1,490.4		1,665.1
Less:				
Agent reserves		(42.6)		(39.3)
Plus:				
Cash in qualified accounts		159.1		88.5
Borrowing base		1,606.9		1,714.3
Aggregate revolving commitments		2,200.0		1,800.0
Maximum borrowing amount (lesser of borrowing base and aggregate revolving commitments)		1,606.9		1,714.3
Less:				
Outstanding borrowings		—		—
Letters of credit		(79.6)		(83.3)
Net excess borrowing availability on revolving facility	$	1,527.3	$	1,631.0

(1) The prior year amounts have been conformed to current year presentation. There is no impact on gross availability or net excess borrowing availability on the Revolving Facility as previously reported.

As of December 31, 2025, we had no outstanding borrowings under our Revolving Facility, and our net excess borrowing availability was $1.5 billion after being reduced by outstanding letters of credit of $0.1 billion. Excess availability must equal or exceed a minimum specified amount, currently $165.0 million, or we are required to meet a fixed charge coverage ratio of 1.00 to 1.00. We were not in violation of any covenants or restrictions imposed by any of our debt agreements at December 31, 2025.

Liquidity

Our liquidity at December 31, 2025, was $1.7 billion, which consists of net borrowing availability under the Revolving Facility and cash on hand.

Our level of indebtedness results in significant interest expense and could have the effect of, among other things, reducing our flexibility to respond to changing business and economic conditions. From time to time, based on market conditions and other factors and subject to compliance with applicable laws and regulations, the Company may repurchase or call our notes, repay debt, or otherwise enter into transactions regarding its capital structure.

Should the current industry conditions deteriorate or we pursue additional acquisitions, we may be required to raise additional funds through the sale of capital stock or debt in the public capital markets or in privately negotiated transactions. There can be no assurance that any of these financing options would be available on favorable terms, if at all. Alternatives to help supplement our liquidity position could include, but are not limited to, idling or permanently closing additional facilities, adjusting our headcount in response to current business conditions, attempts to renegotiate leases, managing our working capital and/or divesting of non-core businesses. There are no assurances that these steps would prove successful or materially improve our liquidity position.

Consolidated Cash Flows

A discussion regarding our consolidated cash flows for the year ended December 31, 2025, compared to the year ended December 31, 2024, is presented below. A discussion regarding our consolidated cash flows for the year ended December 31, 2024, compared to the year ended December 31, 2023, can be found under Item 7 of Part II of our annual report on Form 10-K filed with the SEC on February 20, 2025.

2025 Compared with 2024

Cash provided by operating activities was $1.2 billion in 2025 compared to cash provided by operating activities of $1.9 billion in 2024. The decrease in cash provided by operating activities was largely the result of a decrease in net income in 2025 of $0.6 billion.

For the year ended December 31, 2025, cash used in investing activities increased $0.8 billion compared to the prior year ended December 31, 2024, primarily due to using an additional $0.8 billion of cash for acquisitions.

Cash provided by financing activities was $0.3 billion in 2025 which consisted primarily of a net $0.7 billion received for the issuance of the 6.75% 2035 notes, offset by $0.4 billion for repurchases of common stock. Cash used in financing activities was $1.1 billion for 2024 which consisted primarily of $1.5 billion for repurchases of common stock and $0.5 billion net payments on the Revolving Facility, offset by a net $1.0 billion received for the issuance of the 6.375% senior unsecured notes due 2034 ("6.375% 2034 notes").

These debt transactions are described in Note 8 to the consolidated financial statements included in Item 8 of this annual report on Form 10-K.

Capital Expenditures

Capital expenditures vary depending on prevailing business factors, including current and anticipated market conditions. Historically, capital expenditures have, for the most part, remained at relatively low levels in comparison to the operating cash flows generated during the corresponding periods. We expect our 2026 capital expenditures to be in the range of $250 million to $300 million primarily related to rolling stock, equipment and facility expansion and improvements to support our operations.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Critical accounting policies are those that both are important to the accurate portrayal of a company's financial condition and results, and require subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

In order to prepare financial statements that conform to generally accepted accounting principles ("GAAP"), we make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Certain estimates are particularly sensitive due to their significance to the financial statements and the possibility that future events may be significantly different from our expectations.

We have identified the following accounting policy that requires us to make the most subjective or complex judgments in order to fairly present our consolidated financial position and results of operations.

Goodwill

Goodwill represents the excess of the amount we paid to acquire businesses over the estimated fair value of tangible assets and identifiable intangible assets acquired, less liabilities assumed. At December 31, 2025, our goodwill balance was $4.1 billion, representing 36.8% of our total assets.

We test goodwill for impairment in the fourth quarter of each year or at any other time when impairment indicators exist. Examples of such indicators that could cause us to test goodwill for impairment between annual tests include a significant change in the business climate, unexpected competition, or a significant deterioration in market share. We may also consider market capitalization relative to our net assets. Housing starts are a significant sales driver for us. If there is a significant decline or an expected decline in housing starts, this could adversely affect our expectations for a reporting unit and the value of that reporting unit.

The process of evaluating goodwill for impairment involves the determination of the fair value of our reporting units. Our reporting units are aligned with our three geographical divisions which are also determined to be our operating segments. In evaluating goodwill for impairment, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying amount. If we conclude that it is more likely than not that the fair value of the reporting unit is not less than its carrying amount, then no further testing of the goodwill is required.

However, if we determine that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, we perform a quantitative goodwill impairment test. This test identifies both the existence of and the amount of goodwill impairment by comparing the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount, goodwill is not impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recognized in an amount equal to that excess, limited to the amount of goodwill allocated to that reporting unit.

We assessed our goodwill balance at December 31, 2025, using a quantitative assessment. In performing the quantitative impairment test at December 31, 2025, we developed the fair value using a discounted cash flow methodology. Inherent in such fair value determinations are significant assumptions relating to future cash flows, expected future revenues, expected future profitability, the discount rate, the terminal value, and our interpretation of current economic indicators and market conditions and their impact on our strategic plans and operations. Due to the uncertainties associated with such estimates, interpretations and assumptions, actual results could differ from projected results, which could result in impairment of goodwill being recorded.

Significant information and assumptions utilized in estimating future cash flows for quantitative goodwill impairment analyses include projections of revenue growth utilizing publicly available industry information, such as lumber commodity prices and housing start forecasts developed by the Industry Forecast Composite. Expected future profitability reflects current headcount levels and cost structure and are flexed in future years based upon historical trends at various revenue levels. Long-term growth was based on terminal value EBITDA multiples to reflect the relevant expected acquisition prices. The discount rate used is intended to reflect the weighted average cost of capital for a potential market participant and includes all risks of ownership and the associated risks of realizing the stream of projected future cash flows.

At December 31, 2025, the fair values of each of our reporting units were substantially in excess of their respective carrying amounts. Factors that could negatively impact the estimated fair value of our reporting units and potentially trigger impairment include, but are not limited to, unexpected competition, lower than expected housing starts, an increase in market participant weighted average cost of capital, increases in material or labor cost, and/or significant declines in our market capitalization. Future impairment of goodwill would have the effect of decreasing our earnings or increasing our losses in such period but would not impact our current outstanding debt obligations or compliance with covenants contained in the related debt agreements. We did not have any goodwill impairments in 2025, 2024 or 2023.

RECENTLY ISSUED ACCOUNTING STANDARDS

Information regarding recent accounting pronouncements is discussed in Note 2 to the consolidated financial statements included in Item 8 of this annual report on Form 10-K.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

We may experience changes in interest expense if changes in our debt occur. Changes in market interest rates could also affect our interest expense. Borrowings under the Revolving Facility bear interest at either a base rate or Secured Overnight Financing Rate ("SOFR"), plus, in each case, an applicable margin. We did not have any outstanding borrowings on the Revolving Facility as of December 31, 2025. The Revolving Facility also assesses variable commitment and outstanding letter of credit fees based on quarterly average loan utilization. Each of our 4.25% senior unsecured notes due 2032 ("4.25% 2032 notes,"), 6.375% 2034 notes, 6.75% 2035 notes, 6.375% senior unsecured notes due 2032 ("6.375% 2032 notes"), and 5.00% unsecured senior notes due 2030 ("5.00% 2030 notes"), bear interest at a fixed rate, and therefore our interest expense related to these notes would not be affected by an increase in market interest rates.

We purchase certain materials, including lumber products, which are then sold to customers, as well as used as direct production inputs for our manufactured products that we deliver. Short-term changes in the cost of these materials and the related in-bound freight costs, some of which are subject to significant fluctuations, are sometimes, but not always, passed on to our customers. Delays in our ability to pass on material price increases to our customers can adversely impact our operating results.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Builders FirstSource, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Builders FirstSource, Inc. and its subsidiaries (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of operations, of changes in stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Distribution Sales

As described in Note 2 to the consolidated financial statements, the Company recognized consolidated net sales of $15.2 billion for the year ended December 31, 2025, a majority of which pertains to distribution sales. Revenue is recognized as performance obligations are satisfied by transferring control of a promised good or service to a customer in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. Distribution sales typically consist of the sale of building products the Company manufactures and the resale of purchased building products. The Company recognizes revenue related to distribution sales at a point in time upon delivery of the ordered goods to their customers. Payment terms related to distribution sales are not significant as payment is generally received shortly after the point of sale.

The principal consideration for our determination that performing procedures relating to revenue recognition for distribution sales is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's distribution sales.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process. These procedures also included, among others (i) testing, on a sample basis, revenue recognized by obtaining and inspecting source documents, such as purchase orders, invoices, proof of delivery, and cash receipts or third party confirmations and (ii) testing, on a sample basis, outstanding accounts receivable balances as of December 31, 2025 by obtaining and inspecting source documents, such as purchase orders, invoices, proof of delivery or services performed, and subsequent cash receipts.

/s/ PricewaterhouseCoopers LLP

Dallas, Texas
February 17, 2026

We have served as the Company's auditor since 1999

BUILDERS FIRSTSOURCE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share amounts)	Years Ended December 31, 2025		2024		2023	
Net sales	$	15,190,638	$	16,400,492	$	17,097,330
Cost of sales		10,574,861		11,017,448		11,084,996
Gross margin		4,615,777		5,383,044		6,012,334
Selling, general and administrative expenses		3,829,501		3,787,795		3,836,015
Income from operations		786,276		1,595,249		2,176,319
Interest expense, net		273,894		207,724		192,115
Income before income taxes		512,382		1,387,525		1,984,204
Income tax expense		77,183		309,627		443,649
Net income	$	435,199	$	1,077,898	$	1,540,555
Net income per share:						
Basic	$	3.91	$	9.13	$	12.06
Diluted	$	3.89	$	9.06	$	11.94
Weighted average common shares:						
Basic		111,421		118,038		127,777
Diluted		111,822		118,980		128,998

The accompanying notes are an integral part of these consolidated financial statements.

BUILDERS FIRSTSOURCE, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except par value amounts)	December 31, 2025		December 31, 2024	
ASSETS				
Current assets:				
Cash and cash equivalents	$	181,753	$	153,624
Accounts receivable, less allowances of $42,511 and $41,233, respectively		1,061,011		1,163,147
Other receivables		330,013		344,342
Inventories, net		1,094,684		1,212,375
Contract assets		133,011		151,095
Other current assets		126,811		116,656
Total current assets		2,927,283		3,141,239
Property, plant and equipment, net		2,204,184		1,961,731
Operating lease right-of-use assets, net		622,188		594,301
Goodwill		4,137,377		3,678,504
Intangible assets, net		1,183,793		1,103,634
Deferred income taxes		23,000		—
Other assets, net		139,705		103,677
Total assets	$	11,237,530	$	10,583,086
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current liabilities:				
Accounts payable	$	714,710	$	868,054
Accrued liabilities		566,325		634,045
Contract liabilities		168,440		168,208
Current portion of operating lease liabilities		111,132		103,499
Current maturities of long-term debt		14,334		3,470
Total current liabilities		1,574,941		1,777,276
Noncurrent portion of operating lease liabilities		547,772		525,213
Long-term debt, net of current maturities, discounts and issuance costs		4,427,033		3,700,643
Deferred income taxes		177,975		148,167
Other long-term liabilities		157,558		135,317
Total liabilities		6,885,279		6,286,616
Commitments and contingencies (Note 13)				
Stockholders' equity:				
Preferred stock, $0.01 par value, 10,000 shares authorized; zero shares issued and outstanding		—		—
Common stock, $0.01 par value, 300,000 shares authorized; 110,585 and 113,578 shares issued and outstanding, respectively		1,106		1,136
Additional paid-in capital		4,197,279		4,271,269
Retained earnings		153,866		24,065
Total stockholders' equity		4,352,251		4,296,470
Total liabilities and stockholders' equity	$	11,237,530	$	10,583,086

The accompanying notes are an integral part of these consolidated financial statements.

BUILDERS FIRSTSOURCE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Year Ended December 31,					
		2025		2024		2023
Cash flows from operating activities:						
Net income	$	435,199	$	1,077,898	$	1,540,555
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization		591,432		561,929		558,275
Deferred income taxes		6,808		(19,033)		(102,461)
Stock-based compensation expense		53,512		63,111		48,522
Other non-cash adjustments		2,992		22,563		(1,659)
Changes in assets and liabilities, net of assets acquired and liabilities assumed:						
Receivables		182,499		259,616		(24,129)
Inventories		198,519		51,475		231,457
Contract assets		18,130		15,036		18,023
Other current assets		(9,314)		(2,828)		10,941
Other assets and liabilities		(3,724)		(54,429)		(5,311)
Accounts payable		(167,179)		(28,600)		75,750
Accrued liabilities		(85,954)		(78,350)		(9,704)
Contract liabilities		(7,034)		4,304		(33,387)
Net cash provided by operating activities		1,215,886		1,872,692		2,306,872
Cash flows from investing activities:						
Cash used for acquisitions, net of cash acquired		(1,123,328)		(336,458)		(238,673)
Purchases of property, plant and equipment		(362,602)		(380,569)		(476,335)
Proceeds from sale of property, plant and equipment		20,750		13,994		46,715
Cash used for equity investments		(1,994)		(7,686)		—
Net cash used in investing activities		(1,467,174)		(710,719)		(668,293)
Cash flows from financing activities:						
Borrowings under revolving credit facility		4,058,000		954,000		5,128,000
Repayments under revolving credit facility		(4,058,000)		(1,418,000)		(4,928,000)
Proceeds from long-term debt and other loans		750,000		1,000,000		—
Repayments of long-term debt and other loans		(2,847)		(3,397)		(4,221)
Payments of loan costs		(19,861)		(12,829)		(1,897)
Payment of acquisition-related deferred and contingent consideration		(4,594)		(14,364)		—
Tax withholdings on and exercises of equity awards		(29,323)		(62,784)		(35,233)
Repurchase of common stock		(413,958)		(1,517,131)		(1,811,517)
Net cash provided by (used in) financing activities		279,417		(1,074,505)		(1,652,868)
Net change in cash and cash equivalents		28,129		87,468		(14,289)
Cash and cash equivalents at beginning of period		153,624		66,156		80,445
Cash and cash equivalents at end of period	$	181,753	$	153,624	$	66,156
Supplemental disclosures of cash flow information:						
Cash paid for interest	$	260,515	$	188,453	$	186,497
Supplemental disclosures of non-cash activities:						
Accrued purchases of property, plant and equipment	$	4,842	$	14,491	$	9,322
Right-of-use assets obtained in exchange for operating lease obligations		118,343		175,418		104,512
Amounts accrued related to repurchases of common stock		3,538		13,929		16,988
Accrued consideration for acquisitions		14,079		8,974		13,797

The accompanying notes are an integral part of these consolidated financial statements.

BUILDERS FIRSTSOURCE, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in thousands)	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2022	138,864	$ 1,389	$ 4,257,667	$ 703,510	$ 4,962,566
Vesting of restricted stock units	1,074	11	(11)	—	—
Stock-based compensation expense	—	—	48,522	—	48,522
Repurchase of common stock (1)	(17,753)	(178)	—	(1,783,881)	(1,784,059)
Exercise of stock options	73	1	658	—	659
Shares withheld for restricted stock units vested	(401)	(4)	(35,888)	—	(35,892)
Net income	—	—	—	1,540,555	1,540,555
Balance at December 31, 2023	121,857	1,219	4,270,948	460,184	4,732,351
Vesting of restricted stock units	901	9	(9)	—	—
Stock-based compensation expense	—	—	63,111	—	63,111
Repurchase of common stock (2)	(8,868)	(89)	—	(1,514,017)	(1,514,106)
Exercise of stock options	32	—	286	—	286
Shares withheld for restricted stock units vested	(344)	(3)	(63,067)	—	(63,070)
Net income	—	—	—	1,077,898	1,077,898
Balance at December 31, 2024	113,578	1,136	4,271,269	24,065	4,296,470
Vesting of restricted stock units	609	7	(7)	—	—
Stock-based compensation expense	—	—	53,512	—	53,512
Repurchase of common stock (3)(4)	(3,402)	(34)	(98,174)	(305,398)	(403,606)
Exercise of stock options	18	—	202	—	202
Shares withheld for restricted stock units vested	(218)	(3)	(29,523)	—	(29,526)
Net income	—	—	—	435,199	435,199
Balance at December 31, 2025	110,585	$ 1,106	$ 4,197,279	$ 153,866	$ 4,352,251

(1) During the year ended December 31, 2023, we repurchased and retired 17.8 million shares of our common stock at an average price of $100.49 per share, for $1.8 billion, inclusive of fees and taxes, pursuant to the repurchase program authorized by our board of directors in November 2022 and further expanded by our board of directors in April 2023. The primary purpose of the repurchase program was to offset dilution from the merger with BMC.

(2) During the year ended December 31, 2024, we repurchased and retired 8.9 million shares of our common stock at an average price of $170.74 per share, for $1.5 billion, inclusive of fees and taxes, pursuant to the repurchase programs authorized by our board of directors in February 2024 and August 2024.

(3) During the year ended December 31, 2025, we repurchased and retired 3.4 million shares of our common stock at an average price of $118.65 per share, for $0.4 billion, inclusive of fees and taxes, pursuant to the repurchase programs authorized by our board of directors in February 2024 and August 2024.

(4) Amounts paid in excess of par are allocated to additional paid-in capital during periods in which retained earnings is depleted.

The accompanying notes are an integral part of these consolidated financial statements.

BUILDERS FIRSTSOURCE, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of the Business

Builders FirstSource, Inc., a Delaware corporation formed in 1998, is a leading supplier of building materials, manufactured components and construction services to professional contractors, sub-contractors, and consumers. The company operates approximately 585 locations in 43 states across the U.S.

In this annual report, references to the "Company," "we," "our," "ours" or "us" refer to Builders FirstSource, Inc. and its consolidated subsidiaries, unless otherwise stated or the context otherwise requires.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements present the results of operations, financial position, and cash flows of Builders FirstSource, Inc. and its wholly owned subsidiaries. All intercompany transactions have been eliminated in consolidation.

Accounting Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Estimates are used when accounting for items such as revenue, vendor rebates, allowance for returns, discounts and credit losses, employee compensation programs, depreciation and amortization periods, income taxes, inventory values, insurance programs, goodwill, other intangible assets and long-lived assets.

Equity Investments

The Company's equity investments are accounted for using equity method accounting and are recorded as other assets, net in the accompanying consolidated balance sheets and are not significant to the Company.

Reclassifications

Certain prior periods' amounts have been reclassified to conform to the current year presentation, including refining the composition of our product categories, and amounts presented as amortization of debt discount, premium and issuance costs, loss on extinguishments of debt, credit loss expense (benefit), non-cash net loss (gain) on assets, and receivables. Prior period amounts related to product categories as disclosed in this Note 2 under Revenue Recognition have been reclassified to conform to the current year presentation.

The prior period amounts related to amortization of debt discount, premium and issuance costs, loss on extinguishments of debt, and non-cash net loss (gain) on assets have been combined with other non-cash adjustments, while credit loss expense (benefit) has been combined with receivables on the face of the consolidated statements of cash flows, to conform to the current year presentation. Reclassifications had no impact on net income, total assets and liabilities, stockholders' equity, financing cash flows, or total cash flows as previously reported.

Segments

We offer an integrated solution to our customers providing manufacturing, supply, and installation of a full range of structural and related building products. We provide a wide variety of building products and services directly to homebuilder customers. We manufacture floor trusses, roof trusses, wall panels, millwork, windows, and doors. We also provide a full range of construction services.

Given the span and depth of our geographical reach, our locations are organized into three geographical divisions (East, Central, and West), which are also our operating segments. Our operating segments are organized on a geographical basis to facilitate a disaggregated management of the Company and to respond to the local needs of the customers in the markets we serve. All of our operating segments have similar customers, products and services, and distribution methods.

Due to these similarities, along with the similar economic profitability achieved across all our operating segments, we aggregate our three operating segments into one reportable segment in accordance with GAAP. Centralized financial and operational oversight, including resource allocation and assessment of performance, is performed by our CEO, whom we have determined to be our chief operating decision maker ("CODM").

Business Combinations

When they meet the requirements under ASC 805, Business Combinations, merger and acquisition transactions are accounted for using the acquisition method, and accordingly, the results of operations of the acquiree are included in the Company's consolidated financial statements from the acquisition date. The consideration transferred is allocated to the identifiable assets acquired and liabilities assumed based on estimated fair values at the acquisition date, with any excess recorded as goodwill. Transaction-related costs are expensed in the period the costs are incurred. During the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding adjustment to goodwill.

Revenue Recognition

We recognize revenue as performance obligations are satisfied by transferring control of a promised good or service to a customer in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services. We generally classify our revenues into two types: (i) distribution sales; or (ii) sales related to contracts with service elements.

Distribution sales typically consist of the sale of building products we manufacture and the resale of purchased building products. We recognize revenue related to distribution sales at a point in time upon delivery of the ordered goods to our customers. Payment terms related to distribution sales are not significant as payment is generally received shortly after the point of sale.

Our contracts with service elements primarily relate to installation and construction services. We evaluate whether multiple contracts should be combined and accounted for as a single contract and whether a single or combined contract should be accounted for as a single performance obligation or multiple performance obligations. If a contract is separated into more than one performance obligation, we allocate the transaction price to each performance obligation generally based on observable standalone selling prices of the underlying goods or services. Revenue related to contracts with service elements is generally recognized over time based on the extent of progress towards completion of the performance obligation because of continuous transfer of control to the customer. We consider costs incurred to be indicative of goods and services delivered to the customer. As such, we use a cost-based input method to recognize revenue on our contracts with service elements as it best depicts the transfer of assets to our customers. Payment terms related to sales for contracts with service elements are specific to each customer and contract. However, they are considered to be short-term in nature as payments are normally received either throughout the life of the contract or shortly after the contract is complete.

Contract costs include all direct material and labor, equipment costs and those indirect costs related to contract performance. Provisions for estimated losses on uncompleted contracts are recognized in the period in which such losses are determinable. Prepayments for materials or services are deferred until such materials have been delivered or services have been provided. All sales recognized are net of allowances for discounts and estimated returns, based on historical experience. The Company records sales incentives provided to customers as a reduction of revenue. We present all sales tax on a net basis in our consolidated financial statements.

Costs to obtain contracts are expensed as incurred as our contracts are typically completed in one year or less, and where applicable, we generally would incur these costs whether or not we ultimately obtain the contract. We do not disclose the value of our remaining performance obligations on uncompleted contracts as our contracts generally have a duration of one year or less.

The timing of revenue recognition, invoicing and cash collection results in accounts receivable, contract assets and contract liabilities. Contract assets include unbilled amounts when the revenue recognized exceeds the amount billed to the customer, and amounts representing a right to payment from previous performance that is conditional on something other than passage of time, such as retainage. Contract liabilities consist of customer advances and deposits, and deferred revenue.

The following table disaggregates our net sales by product category for the years ended December 31:

	2025		2024		2023	
			(in thousands)			
Manufactured products	$	3,410,492	$	3,985,803	$	4,409,809
Windows, doors and millwork		3,836,204		4,238,123		4,331,439
Specialty building products and services		4,068,074		3,907,438		4,079,850
Lumber and lumber sheet goods		3,875,868		4,269,128		4,276,232
Total net sales	$	15,190,638	$	16,400,492	$	17,097,330

As our product alignment continues to be refined, we have reclassified prior periods' net sales by product category to conform to the current period presentation. The impact to each of the prior periods' net sales for manufactured products, windows, doors and millwork, specialty building products and services, and lumber and lumber sheet goods was 1.4%, 0.3%, -3.5%, and 1.8% for 2024 and -5.6%, 0.5%, 2.2%, and 3.6% for 2023, respectively.

Net sales from installation and construction services represents less than 10% of the Company's net sales for each period presented.

Through December 31, 2025, 2024 and 2023, we recognized as revenue substantially all of the contract liabilities balance at December 31, 2024, 2023 and 2022, respectively.

Cash and Cash Equivalents and Checks Outstanding

Cash and cash equivalents consist of cash on hand and all highly liquid investments with an original maturity date of three months or less. Also included in cash and cash equivalents are proceeds due from credit card transactions that generally settle within two business days. We maintain cash at financial institutions in excess of federally insured limits. Further, we maintain various banking relationships with different financial institutions. Accordingly, when there is a negative net book cash balance resulting from outstanding checks that had not yet been paid by any single financial institution, they are reflected in accounts payable in the accompanying consolidated balance sheets.

Accounts Receivable

We extend credit to qualified professional homebuilders and contractors, in many cases on a non-collateralized basis. Accounts receivable potentially expose us to concentrations of credit risk. Because our customers are dispersed among our various markets, our credit risk to any one customer or geographic economy is not significant.

Our customer mix is a balance of large national homebuilders, regional homebuilders, local and custom homebuilders and repair and remodeling contractors as well as multi-family builders. For the year ended December 31, 2025, our top 10 customers accounted for 14% of our net sales, with our largest customer accounting for 4% of net sales.

The allowance for credit losses is based on management's assessment of the amount which may become uncollectible in the future and is estimated using specific review of problem accounts, overall portfolio quality, current and forecasted economic conditions that may affect the customer's ability to pay, and historical experience. Accounts receivable are written off when deemed uncollectible.

We also establish reserves for credit memos and customer returns. The reserve balance was $13.9 million and $14.4 million at December 31, 2025, and 2024, respectively. The activity in this reserve was not material for each year presented.

The following table shows the changes in our allowance for credit losses:

	2025		2024		2023	
			(in thousands)			
Balance at January 1,	$	26,834	$	27,691	$	50,383
Net additions (reversals) to provision		12,487		10,419		(11,488)
Write-offs, net of recoveries		(10,673)		(11,276)		(11,204)
Balance at December 31,	$	28,648	$	26,834	$	27,691

Other Receivables

Other receivables consist primarily of $152.2 million and $155.8 million of vendor rebates receivables at December 31, 2025, and 2024, respectively, and income tax receivables.

Inventories

Inventories consist principally of materials purchased for resale, including lumber and lumber sheet goods, windows, doors and millwork, and other building products, as well as certain manufactured products and are stated at the lower of cost or net realizable value. Cost is determined using the weighted average method, the use of which approximates the first-in, first-out method. We accrue for shrink based on the actual historical shrink results of our most recent physical inventories adjusted, if necessary, for current economic conditions. These estimates are compared with actual results as physical inventory counts are taken and reconciled to the general ledger.

During the year, we monitor our inventory levels by market and record provisions for excess inventories based on slower moving inventory. We define potential excess inventory as the amount of inventory on hand in excess of the historical usage, excluding special order items purchased in the last six months. We then apply our judgment as to forecasted demand and other factors, including liquidation value, to determine the required adjustments to net realizable value. Our inventories are generally not susceptible to technological obsolescence.

Our arrangements with vendors provide for rebates of a specified amount of consideration, payable at defined intervals, generally related to a stipulated level of purchases. We account for estimated rebates as a reduction of the prices of the vendor's inventory until the product is sold, at which time such rebates reduce cost of sales in the accompanying consolidated statements of operations. Throughout the year, we estimate the amount of the rebates based upon the expected level of purchases. We continually evaluate and revise these estimates, as necessary, based on actual purchase levels.

We source products from a large number of suppliers. Materials purchased from our largest single supplier represented 8% of our total materials purchased in 2025.

Shipping and Handling Costs

Handling costs incurred in manufacturing activities are included in cost of sales. All other shipping and handling costs are included in selling, general and administrative expenses in the accompanying consolidated statements of operations and totaled $616.0 million, $654.0 million and $656.0 million in 2025, 2024 and 2023, respectively.

Income Taxes

We account for income taxes utilizing the asset and liability method described in the *Income Taxes* topic of the FASB Accounting Standards Codification ("Codification"). Deferred income taxes are recorded to reflect consequences on future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which differences are expected to affect taxable earnings. We record a valuation allowance to reduce deferred tax assets if it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Warranty Expense

We have warranty obligations with respect to most manufactured products; however, the liability for the warranty obligations is not material as a result of third-party inspection and acceptance processes.

Debt Issuance Costs and Debt Discount/Premium

Loan costs are capitalized upon the issuance of long-term debt and amortized over the life of the related debt. Debt issuance costs associated with term debt are presented as a reduction to long-term debt. Debt issuance costs associated with revolving debt arrangements are presented as a component of other assets, net. Debt issuance costs incurred in connection with revolving debt arrangements are amortized using the straight-line method. Debt issuance costs, discounts and premiums incurred in connection with term debt are amortized over the life of the related debt using the effective interest method. Amortization of debt issuance costs, discounts and premiums are included in interest expense. Upon changes to our debt structure, we evaluate debt issuance costs, discounts and premiums in accordance with the *Debt* topic of the Codification. We adjust debt issuance costs, discounts and premiums as necessary based on the results of this evaluation, as discussed in Note 8.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. The estimated lives of the various classes of assets are as follows:

Buildings and improvements	10 to 40 years
Machinery and equipment	7 to 10 years
Information technology, furniture and fixtures	3 to 5 years
Leasehold improvements	The shorter of the estimated useful life or the remaining lease term

Major additions and improvements are capitalized, while maintenance and repairs that do not extend the useful life of the property are charged to expense as incurred. Gains or losses from dispositions of property, plant and equipment are recorded in the period incurred. We also capitalize certain costs of computer software developed or obtained for internal use, including interest, provided that those costs are not research and development, and certain other criteria are met. Internal use computer software costs are included in information technology, furniture and fixtures, and depreciated using the straight-line method over the estimated useful lives of the assets, generally three years.

Cloud Computing Arrangements

We assess cloud computing arrangements to determine whether the contract meets the definition of a service contract or conveys a software license. When cloud computing arrangements meet the definition of a service contract, we capitalize expenditures for implementation, set-up, and other upfront costs incurred. Once the implementation of a cloud computing arrangement is complete and ready for its intended use, the Company amortizes the costs over the expected term of the hosting arrangement using the straight-line method to the same income statement line as the associated cloud operating expenses. As of December 31, 2025, and 2024, we had capitalized costs, net of amortization, of $21.8 million and $9.3 million, respectively, included in other current assets, and $80.6 million and $52.7 million, respectively, included in other assets, net. Amortization expense for these costs was $9.7 million, $1.3 million, and $1.4 million for the years ended December 31, 2025, 2024, and 2023 respectively, and is included in Selling, general and administrative expenses within the consolidated statements of operations.

Leases

We lease certain land, buildings, rolling stock and other types of equipment for use in our operations. These leases typically have initial terms ranging from five to 15 years. Many of our leases contain renewal options which are exercisable at our discretion. These renewal options generally have terms ranging from one to five years.

Under the *Leases* topic of the Codification, lessees are required to recognize the following for all leases, with the exception of short-term leases, at the commencement date: (i) a lease liability, which is a lessee's obligation to make lease payments arising from a lease, measured on a discounted basis; and (ii) a right-of-use asset, which is an asset that represents the lessee's right to use, or control the use of, a specified asset for the lease term.

We determine if an arrangement is a lease at the inception of the arrangement. Lease liabilities are recognized based on the present value of lease payments over the lease term at the arrangement's commencement date. Right-of-use assets are recognized based on the amount of the measurement of the lease liability adjusted for any lease payments made to the lessor at or before the commencement date, minus any lease incentives received and any initial direct costs incurred. Renewal options are included in the calculation of our right-of-use assets and lease liabilities when it is determined that they are reasonably certain of exercise based on an analysis of the relevant facts and circumstances. As the implicit rate of return of our lease agreements is usually not readily determinable, we generally use our incremental borrowing rate in determining the present value of lease payments. We determine our incremental borrowing rate based on information available to us at the lease commencement date. Certain of our lease arrangements contain lease and non-lease components. We have elected to account for non-lease components as a part of the related lease components for all of our leases. Leases with an initial term of 12 months or less are not recognized on our balance sheet. We recognize the expense for these leases on a straight-line basis over the lease term.

We have certain lease agreements that are subject to changes based on the Consumer Price Index or another referenced index. In the event of changes to the relevant index, lease liabilities are not remeasured, and incremental costs are treated as variable lease payments and recognized in the period in which the obligation for those payments is incurred.

Long-Lived Assets

We evaluate our long-lived assets, other than goodwill, for impairment when events or changes in circumstances indicate, in our judgment, that the carrying amount of such assets may not be recoverable. The determination of whether or not impairment exists is based on our estimate of undiscounted future cash flows before interest attributable to the assets as compared to the net carrying amount of the assets. If impairment is indicated, the amount of the impairment recognized is determined by estimating the fair value of the assets based on estimated discounted future cash flows and recording a provision for loss if the carrying amount is greater than estimated fair value. The net carrying amount of assets identified to be disposed of in the future is compared to their estimated fair value, usually the quoted market price obtained from an independent third-party less the cost to sell, to determine if impairment exists. Until the assets are disposed of, an estimate of the fair value is reassessed when related events or circumstances change.

Insurance

We have established insurance programs to cover certain insurable risks consisting primarily of physical loss to property, business interruptions resulting from such loss, workers' compensation, employee healthcare, and comprehensive general and auto liability. Third-party insurance coverage is obtained for exposures above predetermined deductibles as well as for those risks required to be insured by law or contract. On a quarterly basis, we engage an external actuarial professional to independently assess and estimate the total liability outstanding. Provisions for losses are developed from these valuations which rely upon our past claims experience, which considers both the frequency and settlement of claims. The legal costs associated with these claims are included in these developed provisions. We discount our workers' compensation, general liability, and auto liability insurance reserves based upon estimated future payment streams at our risk-free rate. Our total insurance reserve balances were $216.6 million and $206.3 million as of December 31, 2025, and 2024, respectively. Of these balances, $121.4 million and $103.4 million were recorded as other long-term liabilities as of December 31, 2025, and 2024, respectively. Included in these reserve balances as of December 31, 2025, and 2024, were $25.9 million and $17.1 million, respectively, of claims that exceeded stop-loss limits and are expected to be recovered under insurance policies which are also recorded as other receivables and other assets, net in the accompanying consolidated balance sheets.

Net Income per Common Share

Net income per common share, or earnings per share ("EPS"), is calculated in accordance with the *Earnings per Share* topic of the Codification, which requires the presentation of basic and diluted EPS. Basic EPS is computed using the weighted average number of common shares outstanding during the period. Diluted EPS is computed using the weighted average number of common shares outstanding during the period, plus the dilutive effect of potential common shares.

The table below presents the calculation of basic and diluted EPS for the years ended December 31:

	Years Ended December 31,		
	2025	2024	2023
	(in thousands, except per share amounts)		
Numerator:			
Net income	$ 435,199	$ 1,077,898	$ 1,540,555
Denominator:			
Weighted average shares outstanding, basic	111,421	118,038	127,777
Dilutive effect of options and RSUs	401	942	1,221
Weighted average shares outstanding, diluted	111,822	118,980	128,998
Net income per share:			
Basic	$ 3.91	$ 9.13	$ 12.06
Diluted	$ 3.89	$ 9.06	$ 11.94
Antidilutive and contingent RSUs excluded from diluted EPS	283	147	3

Goodwill and Other Intangible Assets

Intangibles subject to amortization

We recognize an acquired intangible asset apart from goodwill whenever the intangible asset arises from contractual or other legal rights, or whenever it can be separated or divided from the acquired entity and sold, transferred, licensed, rented, or exchanged, either individually or in combination with a related contract, asset or liability. Impairment losses are recognized if the carrying amounts of an intangible asset subject to amortization is not recoverable from expected future cash flows and its carrying amount exceeds its estimated fair value.

Goodwill

We recognize goodwill as the excess cost of an acquired entity over the net amount assigned to assets acquired and liabilities assumed. Goodwill is tested for impairment on an annual basis and between annual tests whenever impairment is indicated. This annual test takes place as of December 31 each year. Impairment losses are recognized whenever the carrying amount of a reporting unit exceeds its fair value.

Stock-based Compensation

Under our stock-based employee compensation plan, we issue new common stock upon exercises of stock options and vesting of restricted stock units ("RSU"). We recognize the effect of pre-vesting forfeitures in the period they actually occur. Our stock-based employee compensation plan is described more fully in Note 10.

The fair value of RSU awards which are subject to or contain market conditions is estimated on the date of grant using the Monte Carlo simulation model with the following weighted average assumptions for the years ended December 31:

	2025	2024	2023
Expected volatility (company)	44.3%	43.8%	46.5%
Expected volatility (peer group median)	31.5%	30.5%	32.1%
Correlation between the company and peer group median	0.5	0.5	0.5
Expected dividend yield	0.0%	0.0%	0.0%
Risk-free rate	4.0%	4.5%	3.8%

The expected volatilities and correlation are based on the historical daily returns of our common stock and the common stocks of the constituents of the Company's peer group over the most recent period equal to the measurement period. The expected dividend yield is based on our history of not paying regular dividends in the past and our current intention to not pay regular dividends in the foreseeable future. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant and has a term equal to the measurement period.

Fair Value

The *Fair Value Measurements and Disclosures* topic of the Codification provides a framework for measuring the fair value of assets and liabilities and establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The fair value hierarchy can be summarized as follows:

Level 1 — unadjusted quoted prices for identical assets or liabilities in active markets accessible by us

Level 2 — inputs that are observable in the marketplace other than those inputs classified as Level 1

Level 3 — inputs that are unobservable in the marketplace and significant to the valuation

If a financial instrument uses inputs that fall in different levels of the hierarchy, the instrument will be categorized based upon the lowest level of input that is significant to the fair value calculation.

As of December 31, 2025, and 2024, the Company does not have any material financial instruments which are measured at fair value on a recurring basis. We have elected to report the value of our 4.25% 2032 notes, 6.375% 2034 notes, 6.75% 2035 notes, 6.375% 2032 notes, 5.00% 2030 notes, and Revolving Facility at amortized cost. The fair values of the 4.25% 2032 notes, 6.375% 2034 notes, 6.75% 2035 notes, 6.375% 2032 notes, and 5.00% 2030 notes at December 31, 2025, were $1,236.6 million, $1,038.8 million, $785.6 million, $726.3 million, and $548.6 million, respectively, and were determined using Level 2 inputs based on market prices.

Comprehensive Income

Comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It consists of net income and other gains and losses affecting stockholders' equity that, under GAAP, are excluded from net income. Comprehensive income is equal to net income for the years ended December 31, 2025, 2024 and 2023.

Recently Issued Accounting Pronouncements

In November 2024, the FASB issued Accounting Standards Update No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses ("ASU 2024-03"), and in January 2025, the FASB issued Accounting Standards Update No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date ("ASU 2025-01"). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. The requirements will be applied prospectively with the option for retrospective application and early adoption is permitted. We are currently evaluating the potential impact of adopting this new guidance on our consolidated financial statements and related disclosures.

In September 2025, the FASB issued ASU No. 2025-06, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. The standard applies to costs incurred to develop or obtain software for internal use. ASU 2025-06 amends the existing standard that refers to various stages of a software development project to align better with current software development methods, such as agile programming. Under the new standard, entities will commence capitalizing eligible costs when (i) management has authorized and committed to funding the software project and (ii) it is probable that the project will be completed and the software will be used to perform the function intended. The amendments in ASU 2025-06 are effective for annual reporting periods beginning after December 15, 2027, and interim reporting periods, with early adoption permitted. We are currently evaluating the potential impact of adopting this new guidance on our consolidated financial statements and related disclosures.

3. Business Combinations

During 2025, we completed a number of acquisitions for a combined $1.1 billion purchase price, net of cash acquired, including the acquisitions of (i) Alpine Lumber, (ii) O.C. Cluss, (iii) Truckee Tahoe, (iv) St. George Truss, (v) Stately Las Vegas, (vi) Rystin, (vii) Lengefeld Lumber, and (viii) Pleasant Valley.

Alpine Lumber was the largest independently operated supplier of building materials in Colorado and northern New Mexico. Alpine Lumber serves the Colorado Front Range, western Colorado and northern New Mexico, providing a broad product range which includes prefabricated trusses and wall panels, and millwork. O.C. Cluss is a supplier of lumber and building materials to southwestern Pennsylvania, western Maryland and northern West Virginia. Truckee Tahoe is a supplier of lumber and building materials in the northern California and northwestern Nevada markets. St. George Truss manufactures trusses, serving builders in southern Utah and southern Nevada. Stately Las Vegas and Rystin provide turnkey door and trim solutions to customers in the Las Vegas area. Lengefeld Lumber supplies lumber and building materials to builders in central Texas, while Pleasant Valley Homes is a wholesale manufacturer of factory-built housing, selling HUD-compliant manufactured homes and semi-custom modular homes to land lease community developers, retailers and home builders across ten northeastern states.

During 2024, we completed a number of acquisitions for a combined $345.4 million purchase price, net of cash acquired, including the acquisitions of (i) Quality Door & Millwork, Inc. ("Quality Door"), (ii) Hanson Truss Components, Inc. ("Hanson Truss"), (iii) RPM Wood Products, Inc. ("RPM"), (iv) Schoeneman Bros. Company ("Schoeneman"), (v) TRSMI, LLC ("TRSMI"), (vi) Western Truss & Components ("Western Truss"), (vii) CRi SoCal ("CRi"), (viii) Wyoming Millwork Co. ("Wyoming Millwork"), (ix) Sunrise Wood Designs, LLC ("Sunrise Wood Designs"), (x) Reno Truss, Inc. ("Reno Truss"), (xi) High Mountain Door and Trim, Inc. ("High Mountain"), (xii) Douglas Lumber, Kitchens and Home Center ("Douglas Lumber"), and (xiii) Kleet Lumber ("Kleet Lumber").

These acquisitions were funded with a combination of cash on hand and borrowings under our Revolving Facility. These transactions were accounted for using the acquisition method, and accordingly the results of operations have been included in the Company's consolidated financial statements from the acquisition date. The purchase price was allocated to the assets acquired and liabilities assumed based on estimated fair values at the acquisition date, with the excess of purchase price over the estimated fair value of the net assets acquired recorded as goodwill.

Pro forma financial information for the acquisitions discussed above for 2025 and 2024 are not presented as these acquisitions did not have a material impact on our results of operations, individually or in the aggregate for each respective period.

The following table summarizes the aggregate fair values of the assets acquired and liabilities assumed for acquisitions during the years ended December 31, 2025, and 2024:

	Total Acquisitions	
	2025	2024
	(in thousands)	
Cash and cash equivalents	$ 2,821	$ 9,730
Accounts receivable	59,085	39,749
Other receivables	6,949	127
Inventories	80,828	35,585
Contract assets	47	454
Other current assets	841	426
Property, plant and equipment	197,248	55,385
Operating lease right-of-use assets	18,483	19,183
Finance lease right-of-use assets	446	—
Intangible assets	377,388	110,848
Other assets	297	134
Total assets	744,433	271,621
Accounts payable	17,162	8,842
Accrued liabilities	19,721	9,138
Contract liabilities	7,266	1,244
Operating lease liabilities	18,483	19,183
Finance lease liabilities	446	—
Total liabilities	63,078	38,407
Goodwill	458,873	121,948
Total purchase consideration	1,140,228	355,162
Accrued contingent consideration and purchase price adjustments	(14,079)	(8,974)
Less: cash acquired	(2,821)	(9,730)
Total cash consideration	$ 1,123,328	$ 336,458

4. **Property, Plant and Equipment**

Property, plant and equipment consisted of the following at December 31:

		2025		2024
		(in thousands)		
Land and improvements	$	493,338	$	401,374
Buildings and improvements		961,946		834,773
Machinery and equipment		1,693,891		1,530,119
Information technology, furniture and fixtures		297,571		256,095
Construction in progress		201,544		141,864
Finance lease right-of-use assets		2,797		3,479
Property, plant and equipment		3,651,087		3,167,704
Less: accumulated depreciation		1,446,903		1,205,973
Property, plant and equipment, net	$	2,204,184	$	1,961,731

Depreciation expense was $294.2 million, $256.5 million and $222.6 million, of which $87.6 million, $78.7 million, and $63.5 million was included in cost of sales, for the years ended December 31, 2025, 2024 and 2023, respectively.

Included in property, plant and equipment are certain assets held under other finance obligations. These assets are recorded at the present value of the lease payments and include land, buildings and equipment. Amortization charges associated with assets held under other finance obligations are included in depreciation expense.

The following balances held under other finance obligations are included in the accompanying consolidated balance sheet as of December 31:

		2025		2024
		(in thousands)		
Land and improvements	$	103,693	$	105,833
Buildings and improvements		111,980		115,020
Assets held under other finance obligations		215,673		220,853
Less: accumulated amortization		37,523		34,718
Assets held under other finance obligations, net	$	178,150	$	186,135

5. **Goodwill**

The following table sets forth the changes in the carrying amount of goodwill for the years ended December 31, 2025, and 2024:

		(in thousands)
Balance as of December 31, 2023 (1)	$	3,556,556
Acquisitions		121,948
Balance as of December 31, 2024 (1)	$	3,678,504
Acquisitions		458,873
Balance as of December 31, 2025 (1)	$	4,137,377

(1)   Goodwill is presented net of accumulated impairment losses of $44.6 million.

The change in the carrying amount of goodwill during 2025 is attributable to acquisitions. The amount allocated to goodwill is attributable to the assembled workforces acquired, expected synergies, and expected growth from the new markets which the Company has entered. The $458.9 million of goodwill recognized from the current year acquisitions is expected to be deductible and amortized ratably over a 15-year period for tax purposes.

We closely monitor trends in economic factors and their effects on operating results to determine if an impairment trigger was present that would warrant a reassessment of the recoverability of the carrying amount of goodwill prior to the required annual impairment test in accordance with the *Intangibles – Goodwill and Other* topic of the Codification.

In evaluating goodwill for impairment, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit is less than its carrying value. If it is concluded that it is more likely than not that the fair value of the reporting unit is not less than its carrying value, then no further testing of the goodwill is required. However, if we determine that it is more likely than not that the fair value of the reporting unit is less than its carrying amount, we perform a quantitative goodwill impairment test. This test identifies both the existence of and the amount of goodwill impairment by comparing the fair value of a reporting unit to its carrying amount, including goodwill. If the fair value of a reporting unit exceeds its carrying amount goodwill is not impaired. If the carrying amount of a reporting unit exceeds its fair value an impairment loss is recognized in an amount equal to that excess, limited to the amount of goodwill allocated to that reporting unit.

The process of evaluating goodwill for impairment involves the determination of the fair value of our reporting units. Our reporting units are aligned with our three geographic operating segments. Inherent in such fair value determinations are certain judgments and estimates relating to future cash flows, including our interpretation of current economic indicators and market valuations and assumptions about our strategic plans with regard to our operations. Due to the uncertainties associated with such estimates, actual results could differ from such estimates resulting in further impairment of goodwill.

In evaluating goodwill for impairment at December 31, 2025, we developed the fair value using a discounted cash flow methodology. The discounted cash flow methodology establishes fair value by estimating the present value of the projected future cash flows to be generated from the reporting unit. The discount rate applied to the projected future cash flows to arrive at the present value is intended to reflect all risks of ownership and the associated risks of realizing the stream of projected future cash flows. The discounted cash flow methodology uses our projections of financial performance for a five-year period. The significant assumptions used in the discounted cash flow methodology are the discount rate, the terminal value and the expected future revenues and profitability.

Significant information and assumptions utilized in estimating future cash flows for quantitative goodwill impairment analyses include projections of revenue growth utilizing publicly available industry information, such as lumber commodity prices and housing start forecasts developed by the Industry Forecast Composite. Expected future profitability reflects current headcount levels and cost structure and are flexed in future years based upon historical trends at various revenue levels. Long-term growth was based on terminal value EBITDA multiples to reflect the relevant expected acquisition prices. The discount rate used is intended to reflect the weighted average cost of capital for a potential market participant and includes all risks of ownership and the associated risks of realizing the stream of projected future cash flows.

At December 31, 2025, the fair values of each of our reporting units were substantially in excess of their respective carrying amounts. Factors that could negatively impact the estimated fair value of our reporting units and potentially trigger impairment include, but are not limited to, unexpected competition, lower than expected housing starts, an increase in market participant weighted average cost of capital, increases in material or labor cost, and/or significant declines in our market capitalization. Future impairment of goodwill would have the effect of decreasing our earnings or increasing our losses in such period but would not impact our current outstanding debt obligations or compliance with covenants contained in the related debt agreements. We did not have any goodwill impairments in 2025, 2024 or 2023.

We recorded no goodwill impairment charges in 2025, 2024 or 2023.

6. Intangible Assets

The following table presents intangible assets as of December 31:

	2025		2024	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
	(in thousands)			
Customer relationships	$ 2,583,516	$ (1,474,467)	$ 2,216,578	$ (1,198,125)
Developed technology	95,600	(46,503)	95,600	(35,887)
Trade names	74,950	(51,717)	64,500	(43,483)
Non-compete agreements	13,050	(10,636)	13,050	(8,599)
Total intangible assets	$ 2,767,116	$ (1,583,323)	$ 2,389,728	$ (1,286,094)

During the years ended December 31, 2025, 2024 and 2023, we recorded amortization expense in relation to the above-listed intangible assets of $297.2 million, $305.4 million and $335.7 million, respectively. We recorded no intangible asset impairment charges for those same years.

In connection with the current year acquisitions, we recorded intangible assets of $377.4 million, which includes $366.9 million of customer relationships and $10.5 million of trade names. The weighted average useful life of the current year acquired intangible assets is 10.3 years in total, 10.5 years for customer relationships and 3.3 years for trade names. The fair value of acquired customer relationships intangible assets was primarily estimated by applying the multiperiod excess earnings method, which involved the use of significant estimates and assumptions primarily related to forecasted revenue growth rates, gross margin, contributory asset charges, customer attrition rates, and market-participant discount rates. These measures are based on significant Level 3 inputs not observable in the market. Key assumptions developed based on the Company's historical experience, future projections and comparable market data include future cash flows, long-term growth rates, attrition rates and discount rates.

The following table presents the estimated amortization expense for intangible assets for the years ending December 31:

		(in thousands)
2026	$	278,057
2027		216,165
2028		162,008
2029		103,000
2030		83,280
Thereafter		341,283
Total future net intangible amortization expense	$	1,183,793

7. Accrued Liabilities

Accrued liabilities consisted of the following:

	December 31, 2025		December 31, 2024	
	(in thousands)			
Accrued payroll and other employee related expenses	$	241,870	$	310,073
Self-insurance reserves		95,194		102,876
Accrued business and other taxes		68,071		72,944
Accrued interest		63,202		55,454
Accrued rebates payable		33,125		35,404
Accrued professional service fees		26,928		16,406
Other		37,935		40,888
Total accrued liabilities	$	566,325	$	634,045

8. Long-Term Debt

Long-term debt consisted of the following:

	December 31, 2025	December 31, 2024
	(in thousands)	
Revolving credit facility	$ —	$ —
4.25% 2032 notes	1,300,000	1,300,000
6.375% 2034 notes	1,000,000	1,000,000
6.75% 2035 notes	750,000	—
6.375% 2032 notes	700,000	700,000
5.00% 2030 notes	550,000	550,000
Other finance obligations	183,891	190,312
Finance lease obligations	1,155	1,078
	4,485,046	3,741,390
Unamortized debt discount/premium and debt issuance costs	(43,679)	(37,277)
	4,441,367	3,704,113
Less: current maturities of long-term debt	14,334	3,470
Long-term debt, net of current maturities, discounts and issuance costs	$ 4,427,033	$ 3,700,643

2024 Debt Transactions

On February 29, 2024, the Company completed a private offering of $1.0 billion in aggregate principal amount of the 6.375% 2034 notes at an issue price equal to 100% of par value. The net proceeds from the offering were used to repay indebtedness outstanding under the Revolving Facility and for general corporate purposes.

In connection with the issuance of the 6.375% 2034 notes, we incurred $12.8 million of various third-party fees and expenses. These costs have been recorded as a reduction to long-term debt and are being amortized over the contractual life of the 6.375% 2034 notes using the effective interest method.

2025 Debt Transactions

Notes Offering Transaction

On May 8, 2025, the Company completed a private offering of $750.0 million in aggregate principal amount of 6.75% 2035 notes at an issue price equal to 100% of par value. The net proceeds from the offering were used to repay indebtedness outstanding under the Revolving Facility.

In connection with the issuance of the 6.75% 2035 notes, we incurred $11.1 million of various third-party fees and expenses. These costs have been recorded as a reduction to long-term debt and are being amortized over the contractual life of the 6.75% 2035 notes using the effective interest method.

Revolving Credit Facility Amendment

On May 20, 2025, the Company amended the Revolving Facility to, among other things, replace the existing revolving commitments of $1.8 billion with new revolving commitments of $2.2 billion, and to extend the maturity date to May 20, 2030.

In connection with this amendment, we expensed approximately $0.2 million of unamortized debt issuance costs related to an exiting lender to interest expense, and we incurred approximately $8.7 million of new debt issuance costs which, together with the previous unamortized debt issuance costs, have been deferred and will be amortized over the remaining contractual life.

Revolving Credit Facility

As of December 31, 2025, the Revolving Facility provides for a $2.2 billion revolving credit line to be used for working capital, general corporate purposes and funding capital expenditures and growth opportunities. In addition, we may use the Revolving Facility to facilitate debt repayment and consolidation. The available borrowing capacity, or borrowing base, is derived from a percentage of the Company's eligible receivables and inventory, as defined by the agreement, subject to certain reserves. As of December 31, 2025, we had no outstanding borrowings under our Revolving Facility, and our net excess borrowing availability was $1.5 billion after being reduced by outstanding letters of credit of $79.6 million.

As of December 31, 2025, borrowings under the Revolving Facility bear interest, at our option, at either the SOFR or a base rate, plus, in each case, an applicable margin. The applicable margin ranges from 1.00% to 1.25% per annum in the case of term SOFR loans and 0.00% to 0.25% per annum in the case of base rate loans. A commitment fee, currently 0.20% per annum, is charged on the unused amount of the Revolving Facility based on quarterly average loan utilization. Letters of credit under the Revolving Facility are assessed at a rate equal to 1.00% or 1.25%, based on the average excess availability, as well as a fronting fee at a rate of 0.125% per annum. These fees are payable quarterly in arrears at the beginning of January, April, July, and October.

All obligations under the Revolving Facility are guaranteed jointly and severally by the Company and all other subsidiaries that guarantee our 5.00% 2030 notes, our 4.25% 2032 notes, our 6.375% 2032 notes, our 6.375% 2034 notes, and our 6.75% 2035 notes (such subsidiaries, the "Debt Guarantors"). All obligations and the guarantees of those obligations are secured by substantially all of the assets of the Company and the Debt Guarantors, subject to certain exceptions and permitted liens, including, with respect to the Revolving Facility, a first-priority security interest in such assets that constitute Revolving Collateral (as defined in the Revolving Facility) and a second-priority security interest in such assets that constitute Notes Collateral (as defined in the Revolving Facility).

The Revolving Facility contains negative covenants which, among other things, limit the Company's ability to incur additional indebtedness, incur liens, engage in mergers or other fundamental changes, sell certain assets, pay dividends, make acquisitions or investments, prepay certain indebtedness, change the nature of our business, and engage in certain transactions with affiliates. In addition, the Revolving Facility also contains a financial covenant requiring the satisfaction of a minimum fixed charge coverage ratio of 1.00 to 1.00 if our excess availability falls below the greater of $165.0 million or 10% of the maximum borrowing amount, which was $160.7 million as of December 31, 2025.

Senior Unsecured Notes

The following table presents details of the components of our senior unsecured notes:

Tranche	Interest payable	Principal Amount (in thousands)	December 31, 2025 Carrying Amount (in thousands)	December 31, 2024 Carrying Amount (in thousands)
4.25% notes due February 2032	Semi-annually	$300,000 and 1,000,000	$ 1,300,000	$ 1,300,000
6.375% notes due March 2034	Semi-annually	1,000,000	1,000,000	1,000,000
6.75% notes due May 2035	Semi-annually	750,000	750,000	—
6.375% notes due June 2032	Semi-annually	700,000	700,000	700,000
5.00% notes due March 2030	Semi-annually	550,000	550,000	550,000

The terms of the senior unsecured notes, subject to certain exceptions, are guaranteed, jointly and severally, on a senior unsecured basis, by the Debt Guarantors. Subject to certain exceptions, future subsidiaries that guarantee the Revolving Facility or certain other indebtedness will also guarantee the senior unsecured notes.

Each tranche of the senior unsecured notes constitutes a senior unsecured obligation of the Company and the Debt Guarantors, *pari passu* in right of payment with all of the existing and future senior indebtedness of the Company, including indebtedness under the Revolving Facility, and the senior unsecured notes. The senior unsecured notes are also (i) effectively subordinated to all existing and future secured indebtedness of the Company and the Debt Guarantors to the extent of the value of the assets securing such indebtedness, (ii) senior to all of the future subordinated indebtedness of the Company and the Debt Guarantors, and (iii) structurally subordinated to any existing and future indebtedness and other liabilities, including preferred stock, of the Company's subsidiaries that do not guarantee the senior unsecured notes.

At any time on or after March 1, 2025, the Company may redeem the 5.00% 2030 notes at the redemption prices set forth in the applicable indenture, plus accrued and unpaid interest, if any, to the redemption date. If the Company experiences certain change of control events, holders of the 5.00% 2030 notes may require it to repurchase all or part of their 5.00% 2030 notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

The Company may redeem the other tranches of senior unsecured notes within five years from the date of issuance of each such tranche of notes, in whole or in part, at a redemption price equal to 100% of the principal amount of each such tranche of notes plus the "applicable premium" set forth in the applicable indenture. After the five-year period from original issuance, the Company may redeem each such tranche of notes at the redemption prices set forth in the applicable indenture, plus accrued and unpaid interest, if any, to the redemption date. If the Company experiences certain change of control triggering events, holders of each such tranche of notes may require it to repurchase all or part of their notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

Each of the indentures relating to the senior unsecured notes contains negative covenants that limit the ability of the Company and its restricted subsidiaries to, among other things, incur additional debt or issue preferred stock, create liens, create restrictions on the Company's subsidiaries' ability to make payments to the Company, pay dividends and make other distributions in respect of the Company's and its subsidiaries' capital stock, make certain investments or certain other restricted payments, guarantee indebtedness, designate unrestricted subsidiaries, sell certain kinds of assets, enter into certain types of transactions with affiliates, and effect mergers and consolidations.

As of December 31, 2025, we were not in violation of any covenants or restrictions imposed by any of our debt agreements.

Future maturities of long-term debt as of December 31, 2025, were as follows:

	(in thousands)
2026	$ —
2027	—
2028	—
2029	—
2030	550,000
Thereafter	3,750,000
Total long-term debt	$ 4,300,000

9. Leases and Other Finance Obligations

Right-of-use assets and lease liabilities consisted of the following as of December 31:

	2025	2024
	(in thousands)	
Assets		
Operating lease right-of-use assets, net	$ 622,188	$ 594,301
Finance lease right-of-use assets, net (included in property, plant and equipment, net)	1,437	1,318
Total right-of-use assets	$ 623,625	$ 595,619
Liabilities		
Current		
Current portion of operating lease liabilities	$ 111,132	$ 103,499
Current portion of finance lease liabilities (included in current maturities of long-term debt)	419	470
Noncurrent		
Noncurrent portion of operating lease liabilities	547,772	525,213
Noncurrent portion of finance lease liabilities (included in long-term debt, net of current maturities)	736	608
Total lease liabilities	$ 660,059	$ 629,790

Total lease costs consisted of the following for the years ended December 31:

	2025	2024	2023
	(in thousands)		
Operating lease costs (1)	$ 152,408	$ 143,878	$ 144,243
Finance lease costs:			
Amortization of finance lease right-of-use assets	484	1,120	2,089
Interest on finance lease liabilities	57	95	201
Variable lease costs	39,740	34,781	34,408
Total lease costs	$ 192,689	$ 179,874	$ 180,941

(1) Includes short-term lease costs and sublease income which were not material for all periods presented.

Future maturities of lease liabilities as of December 31, 2025, were as follows:

	Finance Leases		Operating Leases	
	(in thousands)			
2026	$	469	$	145,809
2027		417		135,671
2028		240		123,762
2029		108		102,261
2030		12		72,863
Thereafter		—		224,979
Total lease payments		1,246		805,345
Less: amount representing interest		(91)		(146,441)
Present value of lease liabilities		1,155		658,904
Less: current portion		(419)		(111,132)
Long-term lease liabilities, net of current portion	$	736	$	547,772

Weighted average lease terms and discount rates as of December 31 were as follows:

	2025	2024
Weighted average remaining lease term (years)		
Operating leases	6.7	7.0
Finance leases	2.9	3.0
Weighted average discount rate		
Operating leases	5.9%	6.0%
Finance leases	5.5%	5.7%

The following table presents cash paid for amounts included in the measurement of lease liabilities for the years ended December 31:

	2025		2024		2023	
	(in thousands)					
Cash paid for amounts included in the measurement of lease liabilities:						
Operating cash flows from operating leases	$	145,036	$	132,989	$	127,562
Operating cash flows from finance leases		57		95		201
Financing cash flows from finance leases		524		1,182		2,214

Our lease agreements do not impose any significant restrictions or covenants on us. As of December 31, 2025, we do not have any material leases that have been signed but have not yet commenced and are not reflected on our consolidated balance sheet. Leases with related parties are not significant as of and for the years ended December 31, 2025, 2024 and 2023.

Other Finance Obligations

In addition to the operating and finance lease arrangements described above, the Company is party to 110 individual property lease agreements with a single lessor as of December 31, 2025. These lease agreements had initial terms ranging from nine to 15 years with renewal options in five-year increments providing for up to approximately 30-year total lease terms. A related agreement between the lessor and the Company gives the Company the right to acquire a limited number of the leased facilities at fair market value. These purchase rights represent a form of continuing involvement with these properties, which precluded sale-leaseback accounting. As a result, the Company treats all of the properties that it leases from this lessor as a financing arrangement.

We were deemed the owner of certain of our facilities during their construction period based on an evaluation made in accordance with the *Leases* topic of the Codification. Effectively, a sale and leaseback of these facilities occurred when construction was completed and the lease term began. These transactions did not qualify for sale-leaseback accounting. As a result, the Company treats the lease of these facilities as a financing arrangement.

As of December 31, 2025, other finance obligations consist of $183.9 million and cash payments made of $20.0 million for the year ended December 31, 2025. These other finance obligations are included on the consolidated balance sheets as part of long-term debt. The related assets are recorded as components of property, plant, and equipment on the consolidated balance sheets.

Future maturities for other finance obligations as of December 31, 2025, were as follows:

	(in thousands)
2026	$ 13,915
2027	2,063
2028	2,239
2029	2,434
2030	2,625
Thereafter	160,615
Total	$ 183,891

10. Employee Stock-Based Compensation

2014 Incentive Plan

Under our 2014 Incentive Plan ("2014 Plan"), as amended, the Company is authorized to grant awards in the form of incentive stock options, non-qualified stock options, restricted stock shares, restricted stock units, other common stock-based awards and cash-based awards. As of December 31, 2025, the Company had reserved 15.1 million shares of common stock for the grant of awards under the 2014 Plan, subject to adjustment as provided by the 2014 Plan. All shares under the Plan may be made subject to options, stock appreciation rights ("SARs"), or stock-based awards. Stock options and SARs granted under the 2014 Plan may not have a term exceeding 10 years from the date of grant. The 2014 Plan also provides that all awards will become fully vested and/or exercisable upon a change in control (as defined in the 2014 Plan) if those awards (i) are not assumed or equitably substituted by the surviving entity or (ii) have been assumed or equitably substituted by the surviving entity, and the grantee's employment is terminated under certain circumstances. Other specific terms for awards granted under the 2014 Plan shall be determined by our Compensation Committee (or the board of directors if so determined by the board of directors). Awards granted under the 2014 Plan generally vest ratably over a three to four-year period or cliff vest after a period of three to four years. As of December 31, 2025, 7.1 million shares were available for issuance under the 2014 Plan. If it is assumed that shares will be issued at the target vesting amount for outstanding RSUs with variable payout provisions, an additional 0.4 million shares would be included in the shares available for future issuance under the 2014 Plan.

Stock Options

The following table summarizes our stock option activity:

	Options (in thousands)		Weighted Average Exercise Price	Weighted Average Remaining Years		Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2024	25	$	11.17			
Exercised	(18)		11.11			
Forfeited	—		—			
Outstanding at December 31, 2025	7		11.32	0.9	$	641
Exercisable at December 31, 2025	7	$	11.32	0.9	$	641

The outstanding options at December 31, 2025, are options granted under the 2014 plan and are exercisable. There were no options granted and no options vested during the years ended December 31, 2025, 2024 or 2023. The total intrinsic value of options exercised during the years ended December 31, 2025, 2024 and 2023 were $2.3 million, $5.4 million and $9.0 million, respectively.

Restricted Stock Units

The total outstanding RSUs at December 31, 2025, include 1.1 million units granted under the 2014 Plan.

Time Based Restricted Stock Unit Grants

The Company grants RSUs to employees under our 2014 Incentive Plan for which vesting is based solely on continuous employment over the requisite service period. The following table summarizes activity for RSUs subject solely to service conditions for the year ended December 31, 2025:

	Shares	Weighted Average Grant Date Fair Value
	(in thousands)	
Nonvested at December 31, 2024	636	$ 124.37
Granted	500	125.65
Vested	(383)	111.33
Forfeited	(62)	134.59
Nonvested at December 31, 2025	691	$ 131.60

The weighted average grant date fair value of RSUs for which vesting is subject solely to service conditions granted during the years ended December 31, 2025, 2024 and 2023 was $125.65, $186.61, and $87.05, respectively.

Performance, Market and Service Condition Based Restricted Stock Unit Grants

The Company grants RSUs to employees under our 2014 Incentive Plan, that generally vest based on the Company's level of achievement of performance goals relating to return on invested capital over a three-year period ("performance condition") as well as continued employment during the performance period ("service condition"). The total number of shares of common stock that may be earned from the performance condition ranges from zero to 200% of the RSUs granted. The number of shares earned from the performance condition may be further increased or decreased by 10% based on the Company's total shareholder return relative to a peer group during the performance period ("market condition"). The following table summarizes activity for these RSUs for the year ended December 31, 2025:

	Shares	Weighted Average Grant Date Fair Value
	(in thousands)	
Nonvested at December 31, 2024	358	$ 108.87
Granted	183	129.03
Performance & market achievement adjustment (1)	92	70.77
Vested	(226)	72.68
Forfeited	(36)	124.05
Nonvested at December 31, 2025	371	$ 130.00

(1)   Represents RSUs granted prior to 2025 for which the performance and market achievement period was completed in 2025, resulting in incremental unit awards granted. These incremental awards are also included in the amount vested in 2025.

The weighted average grant date fair value of RSUs for which vesting is subject to performance, market and service conditions granted during the years ended December 31, 2025, 2024 and 2023 was $129.03, $201.97 and $88.48, respectively.

Our results of operations include stock compensation expense of $53.5 million, $63.1 million and $48.5 million for the years ended December 31, 2025, 2024 and 2023, respectively. We recognized excess tax benefits for stock options exercised and RSUs vested of $6.0 million, $27.6 million and $16.3 million for the years ended December 31, 2025, 2024 and 2023, respectively. The total fair value of RSUs vested during the years ended December 31, 2025, 2024 and 2023 was $59.1 million, $53.6 million and $37.6 million, respectively.

As of December 31, 2025, there was $72.0 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plans. That cost is expected to be recognized over a weighted-average period of 2.0 years.

11. Income Taxes

The components of income tax expense (benefit) were as follows for the years ended December 31:

	2025	2024	2023
		(in thousands)	
Current:			
Federal	$ 64,048	$ 287,131	$ 468,635
State	6,327	41,529	77,475
Total current tax expense	70,375	328,660	546,110
Deferred:			
Federal	29,782	(16,453)	(82,150)
State	(22,974)	(2,580)	(20,311)
Total deferred tax expense (benefit)	6,808	(19,033)	(102,461)
Total			
Federal	93,830	270,678	386,485
State	(16,647)	38,949	57,164
Total income tax expense	$ 77,183	$ 309,627	$ 443,649

Temporary differences, which give rise to deferred tax assets and liabilities, were as follows as of December 31:

	2025	2024
	(in thousands)	
Deferred tax assets related to:		
Operating lease liabilities	$ 151,548	$ 148,376
Operating loss and credit carryforwards	116,040	12,308
Insurance reserves	37,197	37,840
Accrued expenses	10,534	17,703
Stock-based compensation expense	10,051	10,931
Accounts receivable	10,111	10,006
Inventories	9,939	10,435
Other	9,201	312
Total deferred tax assets	354,621	247,911
Deferred tax liabilities related to:		
Property, plant and equipment	(188,330)	(179,862)
Goodwill and other intangible assets	(167,054)	(66,263)
Operating lease right-of-use assets	(143,103)	(140,255)
Prepaid expenses	(11,109)	(9,698)
Total deferred tax liabilities	(509,596)	(396,078)
Net deferred tax liability	$ (154,975)	$ (148,167)

A reconciliation of the statutory federal income tax rate to our effective rate is provided below for the years ended December 31:

($ amounts in thousands)	2025		2024		2023	
U.S. federal statutory tax rate	$ 107,600	21.0%	$ 291,380	21.0%	$ 416,683	21.0%
State and local income taxes, net of federal income tax effect (1)	(18,518)	(3.6)%	33,267	2.4%	40,639	2.0%
Tax credits						
Research and development tax credits	(16,455)	(3.2)%	(2,881)	(0.2)%	(13,303)	(0.7)%
Other	(416)	0.0%	(264)	0.0%	(292)	0.0%
Nontaxable or nondeductible items						
Share-based payment awards	(5,498)	(1.1)%	(24,595)	(1.8)%	(14,534)	(0.7)%
Other	6,630	1.3%	12,684	0.9%	11,790	0.6%
Changes in unrecognized tax benefits	3,666	0.7%	(71)	0.0%	2,543	0.1%
Other adjustments	174	0.0%	107	0.0%	123	0.1%
Effective tax rate	$ 77,183	15.1%	$ 309,627	22.3%	$ 443,649	22.4%

(1) State taxes in California, Florida, and Texas made up the majority (greater than 50 percent) of the tax effect in this category.

The total income taxes paid, net of refunds, were as follows for the years ended December 31:

	2025	2024	2023
		(in thousands)	
Federal	$ 50,034	$ 317,871	$ 508,602
State			
Texas	4,500	4,205	6,326
California	4,450	8,000	9,010
Other	8,674	42,983	54,796
Total State	17,624	55,188	70,132
Total Taxes Paid	$ 67,658	$ 373,059	$ 578,734

We have $278.6 million of state net operating loss carryforwards and $4.9 million of state tax credit carryforwards expiring at various dates through 2055. We also have $177.2 million of federal net operating loss carryforwards and $65.4 million of federal tax credit carryforwards, the majority of which have no expiration date. We evaluate our deferred tax assets on a quarterly basis to determine whether a valuation allowance is required. In accordance with the *Income Taxes* topic of the Codification, we assess whether it is more likely than not that some or all of our deferred tax assets will not be realized. Significant judgment is required in estimating valuation allowances for deferred tax assets, and in making this determination, we consider all available positive and negative evidence and make certain assumptions. The realization of a deferred tax asset ultimately depends on the existence of sufficient taxable income in the applicable carryforward period. Changes in our estimates of future taxable income and tax planning strategies will affect our estimate of the realization of the tax benefits of these tax carryforwards. As of December 31, 2025, or 2024, we carried no valuation allowances against our net deferred tax assets.

We base our estimate of deferred tax assets and liabilities on current tax laws and rates. In certain cases, we also base our estimate on business plan forecasts and other expectations about future outcomes. Changes in existing tax laws or rates could affect our actual tax results, and future business results may affect the amount of our deferred tax liabilities or the valuation of our deferred tax assets over time. Due to uncertainties in the estimation process, particularly with respect to changes in facts and circumstances in future reporting periods, as well as the residential homebuilding industry's cyclicality and sensitivity to changes in economic conditions, it is possible that actual results could differ from the estimates used in previous analyses.

The balance for uncertain tax positions, excluding penalties and interest, was $20.3 million and $19.7 million as of December 31, 2025, and 2024, respectively, with $0.6 million, $0.5 million and $2.9 million recorded in the Company's consolidated statements of operations for the years ended December 31, 2025, 2024 and 2023, respectively. We accrue interest and penalties on our uncertain tax positions as a component of our provision for income taxes. We accrued no significant interest and penalties in 2025, 2024 or 2023.

We are subject to U.S. federal income tax as well as income tax of multiple state jurisdictions and in very limited situations, foreign jurisdictions. Based on completed examinations and the expiration of statutes of limitations, we have concluded all U.S. federal income tax matters for years through 2018. We are currently under IRS audit for various aspects of our 2019, 2020, and 2021 tax years. We report income-based tax in 42 states with various years open to examination.

In December 2021, the Organization for Economic Co-operation and Development ("OECD") released Model Global Anti-Base Erosion rules under Pillar Two. These rules provide for the taxation of large multinational corporations at a minimum rate of 15%, calculated on a jurisdictional basis. Countries in which we operate enacted legislation to implement aspects of the Pillar Two rules beginning in 2024, with certain remaining impacts effective from January 1, 2025. Pillar Two did not have a material impact on our consolidated financial statements.

On July 4, 2025, H.R.1 - One Big Beautiful Bill was enacted into law (the "Act"). The Act makes permanent key elements of the Tax Cuts and Jobs Act, including 100% bonus depreciation, domestic research cost expensing, and the business interest expense limitation. The Company's deferred income tax liabilities as of December 31, 2025 and 2024 were $178.0 million and $148.2 million, respectively. The increase was primarily due to the bonus depreciation and domestic research cost expensing elements of the Act. The Act did not have a material impact on our income tax expense for the year ending December 31, 2025. The Act has multiple effective dates, with certain provisions effective in the Company's fiscal 2025 and others becoming effective in fiscal 2026. With further guidance from the U.S. Treasury and IRS expected, the Company is continuing to analyze the full impact of the Act on the Company's financial statements and related disclosures. We anticipate the Act to have a material impact on our future financial results including cash flows. The permanent extension of 100% bonus depreciation and reinstating the expensing of domestic research costs has reduced our cash tax payments in the current year, and is anticipated to reduce our cash tax payments and increase our operating cash flows in future years.

12. Employee Benefit Plans

We maintain active defined contribution 401(k) plans under which our employees are eligible to participate in the plan, subject to certain employment eligibility provisions. Participants can contribute up to 75% of their annual compensation, subject to federally mandated maximums. Participants are immediately vested in their own contributions. We match a certain percentage of the contributions made by participating employees, subject to IRS limitations. Our matching contributions are subject to a pro-rata five-year vesting schedule. We recognized expense of $38.1 million, $37.6 million and $36.5 million in 2025, 2024 and 2023, respectively, for contributions to the plan.

The Company contributes to multiple collectively bargained union retirement plans including multiemployer plans. The Company does not administer the multiemployer plans, and contributions are determined in accordance with the provisions of negotiated labor contracts and subject to the normal risks of participating in these types of plans, including potentially being required to pay that plan an amount to stop participating ("withdrawal liability"). Contributions to the plans for the years ended December 31, 2025, 2024 and 2023 were not material.

13. Commitments and Contingencies

As of December 31, 2025, we had outstanding letters of credit totaling $79.6 million under our Revolving Facility that principally support our self-insurance programs.

The Company has a number of known and threatened construction defect legal claims. While these claims are generally covered under the Company's existing insurance programs to the extent any loss exceeds the deductible, there is a reasonable possibility of loss that is not able to be estimated at this time because (i) many of the proceedings are in the discovery stage, (ii) the outcome of future litigation is uncertain, and/or (iii) the nature of the claims is complex. Although the Company cannot estimate a reasonable range of loss based on currently available information, the resolution of these matters could have a material adverse effect on the Company's financial position, results of operations or cash flows.

In addition, we are involved in various other claims and lawsuits incidental to the conduct of our business in the ordinary course. We carry insurance coverage in such amounts in excess of our self-insured retention as we believe to be reasonable under the circumstances and that may or may not cover any or all of our liabilities in respect of such claims and lawsuits. Although the ultimate disposition of these other proceedings cannot be predicted with certainty, management believes the outcome of any such claims that are pending or threatened, either individually or on a combined basis, will not have a material adverse effect on our consolidated financial position, cash flows or results of operations. However, there can be no assurances that future adverse judgments and costs would not be material to our results of operations or liquidity for a particular period.

14. Significant Segment Expenses

The accounting policies of our reportable segment are consistent with the accounting policies described in Note 2 to these consolidated financial statements. The primary measures regularly provided to the CODM, including revenue, gross margin and income before income taxes, are shown in these consolidated financial statements. The CODM uses these measures to assess performance for the reportable segment and to decide how to allocate resources. Gross margin and income before income taxes are driven by the segment's significant expense items of cost of sales and compensation and benefits, as well as other segment items. Cost of sales is shown in these consolidated financial statements. Compensation and benefits were $2.2 billion, $2.3 billion and $2.3 billion for the years ended December 31, 2025, 2024 and 2023, respectively, and are reported within selling, general, and administrative expenses in these consolidated financial statements. Other segment items are substantially all the remaining selling, general, and administrative expenses reported in these consolidated financial statements. The measure of segment assets is reported on the balance sheet as total consolidated assets.

15. Subsequent Events

Business Combination

On January 2, 2026, we completed the acquisition of Premium Building, a truss and wall panel products supplier, serving customers in eastern New York.

The accounting for this business combination has not been completed at the date of this filing given the proximity of the acquisition date.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A. *Controls and Procedures*

Disclosure Controls Evaluation and Related CEO and CFO Certifications. Our management, with the participation of our CEO and principal financial officer ("CFO") conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this annual report.

Certifications of our CEO and our CFO, which are required in accordance with Rule 13a-14 of the Exchange Act, are attached as exhibits to this annual report. This "Controls and Procedures" section includes the information concerning the controls evaluation referred to in the certifications, and it should be read in conjunction with the certifications for a more complete understanding of the topics presented.

Limitations on the Effectiveness of Controls. We do not expect that our disclosure controls and procedures will prevent all errors and all fraud. A system of controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Because of the limitations in all such systems, no evaluation can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. Furthermore, the design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how unlikely. Because of these inherent limitations in a cost-effective system of controls and procedures, misstatements or omissions due to error or fraud may occur and not be detected.

Scope of the Controls Evaluation. The evaluation of our disclosure controls and procedures included a review of their objectives and design, the Company's implementation of the controls and procedures and the effect of the controls and procedures on the information generated for use in this annual report. In the course of the evaluation, we sought to identify whether we had any data errors, control problems or acts of fraud and to confirm that appropriate corrective action, including process improvements, were being undertaken if needed. This type of evaluation is performed on a quarterly basis so that conclusions concerning the effectiveness of our disclosure controls and procedures can be reported in our quarterly reports on Form 10-Q and in our annual report on Form 10-K. Many of the components of our disclosure controls and procedures are also evaluated by our internal audit department, our legal department and by personnel in our finance organization. The overall goals of these various evaluation activities are to monitor our disclosure controls and procedures on an ongoing basis, and to maintain them as dynamic systems that change as conditions warrant.

Conclusions regarding Disclosure Controls. Based on the required evaluation of our disclosure controls and procedures, our CEO and CFO have concluded that, as of December 31, 2025, we maintained disclosure controls and procedures that were effective in providing reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with existing policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework set forth in *Internal Control — Integrated Framework (2013)*, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Changes in Internal Control over Financial Reporting. In July 2025, we began deploying a new ERP system. We have made changes to our internal control over financial reporting to address the related processes and systems. We believe our new ERP system will facilitate better transactional reporting and oversight, security, and enhance our internal control over financial reporting. We will continue to evaluate any further changes in our internal control over financial reporting over the course of the implementation of the new ERP system, which is scheduled to occur in phases over the next several years.

Item 9B. *Other Information*

None.

Item 9C. *Disclosure Regarding Foreign Jurisdictions That Prevent Inspections*

Not applicable.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The information required by this item, other than the information regarding the Code of Business Conduct and Ethics and Insider Trading Policy set forth below, appears in our definitive proxy statement for our annual meeting of stockholders to be held May 14, 2026 under the captions "Proposal 1 — Election of Directors," "Continuing Directors," "Information Regarding the Board and Its Committees," "Corporate Governance," "Delinquent Section 16(a) Reports," and "Executive Officers of the Registrant," which information is incorporated herein by reference.

Code of Business Conduct and Ethics

Builders FirstSource, Inc. and its subsidiaries endeavor to do business according to the highest ethical and legal standards, complying with both the letter and spirit of the law. Our board of directors approved a Code of Business Conduct and Ethics that applies to our directors, officers (including our principal executive officer, principal financial officer and principal accounting officer) and employees. Our Code of Business Conduct and Ethics is administered by a compliance committee made up of representatives from our legal, human resources, finance and internal audit departments.

Our employees are encouraged to report any suspected violations of laws, regulations and the Code of Business Conduct and Ethics, and all unethical business practices. We provide continuously monitored hotlines for anonymous reporting by employees.

Our board of directors has also approved a Supplemental Code of Ethics for the Chief Executive Officer, President, and Senior Financial Officers of Builders FirstSource, Inc., which is administered by our general counsel.

Both of these policies are listed as exhibits to this annual report on Form 10-K and can be found in the "Investors" section of our corporate website at: www.bldr.com.

Stockholders may request a free copy of these policies by contacting the Corporate Secretary, Builders FirstSource, Inc., 6031 Connection Drive, Suite 400, Irving, Texas 75309, United States of America.

In addition, within four business days of:

- Any amendment to a provision of our Code of Business Conduct and Ethics or our Supplemental Code of Ethics for Chief Executive Officer, President and Senior Financial Officers of Builders FirstSource, Inc. that applies to our chief executive officer, chief financial officer or chief accounting officer as it relates to one or more of the items set forth in Item 406(b) of Regulation S-K; or

- The grant of any waiver, including an implicit waiver, from a provision of one of these policies to one of these officers that relates to one or more of the items set forth in Item 406(b) of Regulation S-K,

We will provide information regarding any such amendment or waiver (including the nature of any waiver, the name of the person to whom the waiver was granted and the date of the waiver) on our website at the Internet address above, and such information will be available on our website for at least a 12-month period. In addition, we will disclose on our website at the Internet address above any amendments and waivers to our Code of Business Conduct and Ethics or our Supplemental Code of Ethics for Chief Executive Officer, President and Senior Financial Officers of Builders FirstSource, Inc. that relate to any element of the definition of "code of ethics" enumerated in Item 406(b) of Regulation S-K under the Exchange Act.

Insider Trading Policy

We have an Insider Trading Policy governing the purchase, sale and other dispositions of our securities that applies to all of our personnel, including directors, officers and employees and other covered persons. The Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, as well as applicable listing standards. A copy of the Insider Trading Policy is filed as Exhibit 19.1 to this report.

Item 11. *Executive Compensation*

The information required by this item appears in our definitive proxy statement for our annual meeting of stockholders to be held May 14, 2026, under the captions "Executive Compensation and Other Information," "Director Compensation — Compensation of Directors," and "Compensation Committee Interlocks and Insider Participation," which information is incorporated herein by reference.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information required by this item appears in our definitive proxy statement for our annual meeting of stockholders to be held on May 14, 2026, under the caption "Securities Owned by Directors, Executive Officers, and Certain Beneficial Owners" and "Equity Compensation Plan Information," which information is incorporated herein by reference.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information required by this item appears in our definitive proxy statement for our annual meeting of stockholders to be held May 14, 2026, under the caption "Election of Directors and Management Information," "Information Regarding the Board and its Committees," and "Certain Relationships and Related Party Transactions," which information is incorporated herein by reference.

Item 14. *Principal Accountant Fees and Services*

The information required by this item appears in our definitive proxy statement for our annual meeting of stockholders to be held May 14, 2026, under the caption "Ratification of Selection of Independent Registered Public Accounting Firm — Fees Paid to PricewaterhouseCoopers LLP," which information is incorporated herein by reference.

Item 15. *Exhibits and Financial Statement Schedules*

(a) (1) See the index to consolidated financial statements provided in Item 8 for a list of the financial statements filed as part of this report.

(2) Financial statement schedules are omitted because they are either not applicable or not material.

(3) The following documents are filed, furnished or incorporated by reference as exhibits to this report as required by Item 601 of Regulation S-K.

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of Builders FirstSource, Inc. (incorporated by reference to Exhibit 3.1 to the Company's Current Report of Form 8-K, filed with the Securities and Exchange Commission on May 27, 2025, File Number 001-40620)
3.2	Amended and Restated By-Laws of Builders FirstSource, Inc. (incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 27, 2025, File Number 001-40620)
4.1	Indenture, dated as of February 11, 2020, among the Company, the guarantors named therein and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 11, 2020, File Number 0-51357)
4.2	Indenture, dated as of July 23, 2021, among Builders FirstSource, Inc., the guarantors named therein and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on July 23, 2021, File Number 001-40620)
4.3	Second Supplemental Indenture, dated as of January 21, 2022, among Builders FirstSource, Inc., the guarantors named therein and Wilmington Trust, National Association, as trustee (form of Note included therein) (incorporated by reference to Exhibit 4.3 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 21, 2022, File Number 001-40620)
4.4	Indenture, dated as of June 15, 2022, among Builders FirstSource, Inc., the guarantors named therein and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 16, 2022, File Number 001-40620)
4.5	Indenture, dated as of February 29, 2024, among Builders FirstSource, Inc., the guarantors named therein and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 29, 2024, File Number 001-40620)
4.6	Indenture, dated as of May 8, 2025, among Builders FirstSource, Inc., the guarantors named therein and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 8, 2025, File Number 001-40620)
4.7*	Description of Capital Stock
10.1	Amended and Restated ABL Credit Agreement, dated as of July 31, 2015, among Builders FirstSource, Inc., SunTrust Bank, as administrative agent and collateral agent, and the lenders and financial institutions party thereto (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities Exchange Commission on August 6, 2015, File Number 0-51357)
10.2	Amendment No. 1 to Credit Agreement, dated as of March 22, 2017, among Builders FirstSource, Inc., SunTrust Bank, as administrative agent and collateral agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 28, 2017, File Number 0-51357)
10.3	Amendment No. 2 to Credit Agreement, dated as of April 24, 2019, among Builders FirstSource, Inc., Truist Bank (as successor by merger to SunTrust Bank), as administrative agent and collateral agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on April 30, 2019, File Number 0-51357)

10.4 Amendment No. 3 to Credit Agreement, dated as of January 29, 2021, among Builders FirstSource, Inc., SunTrust Bank, as administrative agent and collateral agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 3 2021, File Number 0-51357)

10.5 Amendment No. 4 to Credit Agreement, dated as of December 17, 2021, among the Company, Truist Bank (as successor by merger to SunTrust Bank), as administrative agent and collateral agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on December 22, 2021, File Number 001-40620)

10.6 Amendment No. 5 to Credit Agreement, dated as of February 4, 2022, among the Company, Truist Bank (as successor by merger to SunTrust Bank), as administrative agent and collateral agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 8, 2022, File Number 001-40620)

10.7 Amendment No. 6 to Credit Agreement, dated as of January 17, 2023, among the Company, Truist Bank (as successor by merger to SunTrust Bank), as administrative agent and collateral agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on January 23, 2023, File Number 001-40620)

10.8 Amendment No. 7 to Credit Agreement, dated as of April 3, 2023, among the Company, Truist Bank (as successor by merger to SunTrust Bank), as administrative agent and collateral agent, and the lenders party thereto (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 3, 2023, File Number 001-40620)

10.9 Amendment No. 8 to Credit Agreement, dated as of May 20, 2025, among the Company, Bank of America, N.A., as administrative agent and collateral agent, and the lenders party thereto (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-k, filed with the Securities and Exchange Commission on May 22, 2025, File Number 001-40620)

10.10 ABL/Bond Intercreditor Agreement, dated as of May 29, 2013, among Builders FirstSource, Inc. and certain of its subsidiaries, as grantors, SunTrust Bank, as ABL agent, and Wilmington Trust, National Association, as notes collateral agent (incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed with the Securities Exchange Commission on June 3, 2013, File Number 0-51357)

10.11 Amended and Restated ABL Collateral Agreement, dated as of July 31, 2015, among the Company, certain of its subsidiaries, and SunTrust Bank (incorporated by reference to Exhibit 10.5 to the Company's Current Report on Form 8-K, filed with the Securities Exchange Commission on August 6, 2015, File Number 0-51357)

10.12 Notes Collateral Agreement, dated as of May 30, 2019, among Builders FirstSource, Inc., certain of its subsidiaries, and Wilmington Trust, National Association, as trustee (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed with the Securities and Exchange Commission on May 31, 2019, File Number 0-51357)

10.13 Amended and Restated ABL Guarantee Agreement, dated as of July 31, 2015, among the Guarantors (as defined therein) and SunTrust Bank (incorporated by reference to Exhibit 10.7 to the Company's Current Report on Form 8-K, filed with the Securities Exchange Commission on August 6, 2015, File Number 0-51357)

10.14 Lease and Master Agreement Guaranty, dated as of July 31, 2015, by the Company in favor of LN Real Estate LLC (incorporated by reference to Exhibit 10.10 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, filed with the Securities and Exchange Commission on November 9, 2015, File Number 0-51357)

10.15+ Builders FirstSource, Inc. 2014 Incentive Plan (incorporated herein by reference to Appendix A of the Company's Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 11, 2014, File Number 0-51357)

10.16+ Amendment to the Builders FirstSource, Inc. 2014 Incentive Plan (incorporated by reference to Appendix A of the Company's Definitive Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission on April 14, 2016, File Number 0-51357)

10.17+ Second Amendment to the Builders FirstSource, Inc. 2014 Incentive Plan (incorporated by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K for the year ended December 31, 2020, filed with the Securities and Exchange Commission on February 26, 2021, File Number 0-51351)

10.18+ 2019 Form of Builders FirstSource, Inc. 2014 Incentive Plan Restricted Stock Unit Award Certificate (incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2019, filed with the Securities and Exchange Commission on May 3, 2019, File Number 0-51357)

10.19 Builders FirstSource, Inc. Director Compensation Policy (incorporated by reference to Exhibit 10.19 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023, filed with the Securities and Exchange Commission on February 22, 2024, File Number 001-40620)

10.20+ Builders FirstSource, Inc. Form of Director Indemnification Agreement (incorporated by reference to Exhibit 10.13 to Amendment No. 3 to the Registration Statement of the Company on Form S-1, filed with the Securities and Exchange Commission on May 26, 2005, File Number 333-122788)

10.21+ Builders FirstSource, Inc. Executive and Key Employee Severance Plan (incorporated by reference to Exhibit 10.34 to the Company's Annual Report on Form 10-K for the year ended December 31, 2022, filed with the Securities and Exchange Commission on February 28, 2023, File Number 001-40620)

14.1 Builders FirstSource, Inc. Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2021, filed with the Securities and Exchange Commission on March 1, 2022, File Number 001-40620)

14.2 Builders FirstSource, Inc. Supplemental Code of Ethics (incorporated by reference to Exhibit 14.2 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005, filed with the Securities and Exchange Commission on March 13, 2006, File Number 0-51357)

19.1* Insider Trading Policy

21.1* Subsidiaries of the Registrant

23.1* Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm

24.1* Power of Attorney (included as part of signature page)

31.1* Certification of Chief Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, signed by Peter M. Jackson as Chief Executive Officer

31.2* Certification of Chief Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, signed by Pete Beckmann as Chief Financial Officer

32.1** Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, signed by Peter M. Jackson as Chief Executive Officer and Pete Beckmann as Chief Financial Officer

97.1 Compensation Recoupment Policy (incorporated by reference to Exhibit 97.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2023, filed with the Securities and Exchange Commission on February 22, 2024, File Number 001-40620)

101* The following financial information from Builders FirstSource, Inc.'s Form 10-K filed on February 17, 2026, formatted in Inline eXtensible Business Reporting Language ("Inline XBRL"): (i) Consolidated Statements of Operations and Comprehensive Income for the years ended December 31, 2025, 2024 and 2023, (ii) Consolidated Balance Sheets at December 31, 2025 and 2024, (iii) Consolidated Statements of Cash Flows for the years ended December 31, 2025, 2024 and 2023, (iv) Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 2025, 2024 and 2023, and (v) the Notes to Consolidated Financial Statements.

104* The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2025, has been formatted in Inline XBRL.

* Filed herewith

** Builders FirstSource, Inc. is furnishing, but not filing, the written statement pursuant to Title 18 United States Code 1350, as added by Section 906 of the Sarbanes-Oxley Act of 2002, of Peter M. Jackson, our Chief Executive Officer, and Pete R. Beckmann, our Chief Financial Officer.

\+ Indicates a management contract or compensatory plan or arrangement

(b) A list of exhibits filed, furnished or incorporated by reference with this Form 10-K is provided above under Item 15(a)(3) of this report. **Builders FirstSource, Inc. will furnish a copy of any exhibit listed above to any stockholder without charge upon written request to the Corporate Secretary, 6031 Connection Drive, Suite 400, Irving, Texas 75039.**

(c) Not applicable

Item 16. *Form 10-K Summary*

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 17, 2026

BUILDERS FIRSTSOURCE, INC.

/s/ PETER M. JACKSON
Peter M. Jackson
Chief Executive Officer and Director

The undersigned hereby constitute and appoint Minator Azemi and his substitutes our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below any and all amendments to this report and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, and hereby ratify and confirm all that such attorney-in-fact or his substitutes shall lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ PETER M. JACKSON Peter M. Jackson	Chief Executive Officer and Director (Principal Executive Officer)	February 17, 2026
/s/ PETE R. BECKMANN Pete R. Beckmann	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	February 17, 2026
/s/ MATTHEW TRESTER Matthew Trester	Vice President and Controller (Principal Accounting Officer)	February 17, 2026
/s/ PAUL S. LEVY Paul S. Levy	Chairman and Director	February 17, 2026
/s/ MARK ALEXANDER Mark Alexander	Director	February 17, 2026
/s/ CORY J. BOYDSTON Cory J. Boydston	Director	February 17, 2026
/s/ DIRKSON R. CHARLES Dirkson R. Charles	Director	February 17, 2026
/s/ CLEVELAND A. CHRISTOPHE Cleveland A. Christophe	Director	February 17, 2026
/s/ WILLIAM B. HAYES William B. Hayes	Director	February 17, 2026
/s/ BRETT N. MILGRIM Brett N. Milgrim	Director	February 17, 2026
/s/ JAMES O'LEARY James O'Leary	Director	February 17, 2026
/s/ CRAIG A. STEINKE Craig A. Steinke	Director	February 17, 2026
/s/ DAVE E. RUSH Dave E. Rush	Director	February 17, 2026
/s/ CHERYL AINOA Cheryl Ainoa	Director	February 17, 2026
/s/ MARIA REINZ Maria Renz	Director	February 17, 2026